EXHIBIT 10.56

COLLABORATION AGREEMENT

by and between

GENZYME CORPORATION

and

OSIRIS THERAPEUTICS, INC.

ARTICLE 1:	DEFINITIONS	1
ARTICLE 2:	GOVERNANCE OF THE PROGRAM	12
2.1	Steering Committee	12
2.2	Decisions	14
ARTICLE 3:	DEVELOPMENT ACTIVITIES	15
3.1	Prochymal Development Activities	15
3.2	Chondrogen Development Activities	19
3.3	Development Plans	19
3.4	Development Costs	20
3.5	Consideration of Resources	22
3.6	Primary Contact Persons	22
3.7	Visit of Facilities	22
3.8	Records	23
3.9	Ownership and Use of Data	23
ARTICLE 4:	REGULATORY AND MANUFACTURING	23
4.1	Regulatory	23
4.2	Regulatory Expenses	24
4.3	Safety Reporting	24
4.4	Product Supply	25
ARTICLE 5:	COMMERCIALIZATION	26
5.1	Osiris Territory	26
5.2	Genzyme Notification Right Regarding Distribution Outsourcing	27
5.3	Genzyme Responsibilities in the Genzyme Territory	27
ARTICLE 6:	CONSIDERATION	27
6.1	Upfront Payments	27
6.2	Prochymal Development Milestones	27
6.3	Prochymal Sales Milestones	29
6.4	Chondrogen Development Milestones	30
6.5	Chondrogen Sales Milestones	31
6.6	Royalties Payable to Osiris	31
6.7	Royalties Payable to Genzyme	33
6.8	Records; Audits	33
6.9	Calculation of Payment	34
6.10	Late Payments	34
6.11	FIN 46 Cooperation	34
ARTICLE 7:	GRANT OF RIGHTS	34
7.1	License to Genzyme	34
7.2	Covenant Not to Sue Osiris	35
7.3	Additional Rights	36
7.4	No Other Rights	36
7.5	Rights to Exploit Intellectual Property Outside of Collaboration	36
7.6	Rights to Exploit Joint Patent Rights and Joint Technology	36
7.7	Exclusivity	36
7.8	Right of Notification	37
ARTICLE 8:	INTELLECTUAL PROPERTY RIGHTS	37
8.1	Ownership of Technology and Patent Rights; Prosecution of Patent Rights	37

8.2	Filing, Prosecution, Maintenance and Enforcement of Patent Rights	39
ARTICLE 9:	CONFIDENTIALITY	42
9.1	Nondisclosure Obligations	42
9.2	Exceptions	43
9.3	Disclosures Required by Law	43
9.4	Disclosure of Agreement; Use of Name	44
9.5	Publications	44
ARTICLE 10:	REPRESENTATIONS AND WARRANTIES	45
10.1	Representations of the Parties	45
10.2	Additional Representations of Osiris	45
ARTICLE 11:	INDEMNITY AND INSURANCE	46
11.1	Indemnification by Genzyme	46
11.2	Indemnification by Osiris	47
11.3	Indemnification Procedure	47
11.4	Limitation of Liability	48
11.5	Insurance	48
ARTICLE 12:	TERM AND TERMINATION	48
12.1	Term of Agreement	48
12.2	Termination	48
12.3	Effect of Termination by Osiris for Breach by Genzyme or at Genzyme’s Election	49
12.4	Effect of Material Breach by Osiris	50
12.5	Effects of Bankruptcy	50
12.6	Effects of Termination upon Mutual Agreement	51
12.7	Effects of Termination Generally	51
ARTICLE 13:	MISCELLANEOUS	51
13.1	Interpretation	51
13.2	Force Majeure	51
13.3	Successors in Interest	52
13.4	Severability	52
13.5	Notices	53
13.6	Applicable Law	53
13.7	Compliance with Applicable Laws	53
13.8	Dispute Resolution	53
13.9	Entire Agreement	56
13.10	Independent Contractors	56
13.11	Waiver	56
13.12	Counterparts	56
13.13	Further Assurances	56

2

COLLABORATION AGREEMENT

THIS COLLABORATION AGREEMENT (the “Agreement”) dated this 31st day of October, 2008 (the “Effective Date”) is made by and between Genzyme Corporation, a Massachusetts corporation having its principal place of business at 500 Kendall Street, Cambridge, Massachusetts 02142 (“Genzyme”) and Osiris Therapeutics, Inc., a Delaware corporation having its principal place of business at 7015 Albert Einstein Drive, Columbia, Maryland 21046 (“Osiris”).

RECITALS

A.                                 Osiris is a recognized stem cell therapeutic leader focused on developing and marketing products to treat medical conditions and possesses broad scientific and clinical leadership in the field of human mesenchymal stem cells (“MSCs”) and know-how, expertise and intellectual property rights pertaining to MSCs, including its Prochymal product and Chondrogen product.

B.                                   Genzyme is a recognized biotechnology industry leader with broad scientific capabilities, including but not limited to expertise in the area of cell therapy, and commercial expertise engaged in the research, development, marketing, manufacturing and distribution of bio-pharmaceutical products.

C.                                   Genzyme and Osiris desire to collaborate to develop and commercialize Prochymal and Chondrogen, subject to the terms and conditions set forth below.

NOW THEREFORE, in consideration of the promises and of the covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto mutually agree as follows:

ARTICLE 1:  DEFINITIONS

For purposes of this Agreement, the terms defined in this Article shall have the meanings specified below, whether used in their singular or plural form:

1.1                               “Accepted Indication” shall have the meaning set forth in Section 3.1.4(b).

1.2                               “Additional Clinical Trial” shall have the meaning set forth in Section  3.1.3.

1.3                               “Additional Rights” shall have the meaning set forth in Section 7.3.

1.4                               “Affiliate” shall mean any corporation or other entity which controls, is controlled by, or is under common control with a Party to this Agreement.  A corporation or other entity shall be regarded as in control of another corporation or entity if it directly or indirectly owns or controls more than fifty percent (50%) of the voting stock or other ownership interest of the other corporation or entity, or if it possesses, directly or indirectly, the power to elect or appoint more than fifty percent (50%) of the members of the governing body of the corporation or other entity.

1.5                               “Articulating Orthopedic Indication” shall mean the use of Chondrogen for preventing or treating diseases, defects or conditions of articulating joints, including cartilage and meniscus repair, osteoarthritis, osteochondral defect repair, and the treatment of acute and chronic orthopedic pain within an articulating joint.  For clarity, the term Articulating Orthopedic Indication shall not include indications for bone growth such as fracture repair and fusion procedures.

1.6                               “At-Risk Indication” shall have the meaning set forth in Section 3.1.4(c).

1.7                               “Audited Party” shall have the meaning set forth in Section 6.8.

1.8                               “Bankruptcy Code” shall mean Title 11 of the United States Code, as amended from time to time.

1.9                               “BLA” shall mean a biologics license application (or any successor application) filed with the FDA after completion of human clinical trials to obtain Marketing Approval of a Product for an Indication in the United States.

1.10                         “Business Day” shall mean each day of the week excluding Saturday, Sunday and U.S. federal holidays.

1.11                         “Cardiac Indication” shall mean the use of Prochymal to treat or prevent acute myocardial infarction.

1.12                         “Chairperson” shall have the meaning set forth in Section 2.1.1.

1.13                         “Change of Control” means, with respect to a Party: (a) a merger, reorganization or consolidation involving such Party in which the stockholders of such Party immediately prior to such transaction cease to own collectively a majority of the voting equity securities of the successor entity; (b) a Person or group of Persons acting in concert acquires more than fifty percent (50%) of the voting equity securities of such Party, where “Person” means any natural person, corporation, firm, business trust, joint venture, association, organization, company, partnership, or other business entity; or (c) the sale of all or substantially all of the assets of such Party.

1.14                         “Chondrogen” shall mean (a) any formulation, dosage form or delivery system that contains culturally expanded, undifferentiated, unmodified human MSCs for local delivery for the Articulating Orthopedic Indication and (b) any Improvements thereto.

1.15                         “Chondrogen Development Milestone Payment” shall have the meaning set forth in Section 6.4.

1.16                         “Chondrogen Sales Milestone Payment” shall have the meaning set forth in Section 6.5.

1.17                         “Chondrogen Trial” shall have the meaning set forth in Section 3.2.2(a).

1.18                         “Collaboration” shall mean generally the activities approved by the Steering Committee to execute the Development Plans.

1.19                         “Combination Product” shall mean a product that contains a Product as one component and at least one other functional (whether it be drug, biologic or device) component.

1.20                         “Commercial Manufacturing Cost” shall mean (a) where a Party is manufacturing Product on its own behalf or on behalf of the other Party, all costs actually incurred by a Party for activities associated with the manufacture of a Product including, without limitation, technology transfer costs and any royalties, fees or other consideration payable to a Third Party for a license of technology attributable to the manufacture of the Product; provided that  Manufacturing Costs shall not exceed the actual manufacturing costs that could be obtained by a Third Party manufacturer in an arms-length transaction under similar terms and conditions, or (b) where a Third Party is manufacturing Product on behalf of a Party, the costs actually paid by such Party to such Third Party for the manufacture of Product under the relevant manufacturing agreement.  All such cost determinations shall be made in accordance with GAAP.

1.21                         “Commercial Post-Marketing Study” shall mean any study of a Product for an Indication conducted after receipt of Marketing Approval for that Indication which is not a Phase IV Study.

1.22                         “Confidential Information” shall have the meaning set forth in Section 9.1.

1.23                         “Control” or “Controlled by” shall mean, in the context of a license to or ownership of intellectual property, possession of the ability on the part of a Party to grant access to or a license or sublicense as provided for herein without violating the terms of any agreement or other arrangement with any Third Party existing at the time such Party would be required hereunder to grant the other Party such access or license or sublicense.

1.24                         “COPD Indication” shall mean the use of Prochymal to treat chronic obstructive pulmonary disease.

1.25                         “Cost of Goods Sold Percentage” or “COGS%” shall mean the per unit Commercial Manufacturing Cost (FOB shipping point) of a Product for an Indication divided by the per unit Net Sales of a Product for that same Indication.  Further, Commercial Manufacturing Cost shall be computed under GAAP and shall be lowest cost per unit to produce the Product for an Indication of the commercially available Product.

1.26                         “Crohn’s Indication” shall mean the use of Prochymal to treat Crohn’s disease.

1.27                         “Crohn’s Indication Clinical Trials” shall have the meaning set forth in Section 3.1.2(b).

1.28                         “Development Costs” shall mean all costs and expenses (including accruals legitimately chargeable against profits) actually incurred by a Party or a Third Party in connection with the research, development and manufacture of any Product for an Indication (all in accordance with GAAP), including without limitation the following costs and expenses to the extent such items are customary under industry practices:

(a)                                  costs and expenses for research and development activities;

(b)                                 manufacturing costs for a Product for an Indication;

(c)                                  all royalties and other fees paid after the Effective Date to any Third Party;

(d)                                 G&A Costs as reasonably required to support the activities of the Parties hereunder; provided that during the Term, with respect to any activity for which the Parties are sharing Development Costs pursuant to Sections 3.4.5 or 3.4.8, both Parties will charge G&A Costs at the rate reasonably charged by Osiris; and

(e)                                  other expenses agreed to by the Steering Committee during the Term.

1.29                         “Development Plan” shall have the meaning set forth in Section 3.3.1.

1.30                         “Development Plan Budget” shall have the meaning set forth in Section 3.4.1.

1.31                         “Development Plan Term” shall mean, with respect to each Indication, the period commencing on the date a Development Plan for that Indication is developed pursuant to Section 3.3.1 and ending upon the earliest to occur of (a) last commercial sale with respect to the relevant Indication, (b) the termination by the Steering Committee or otherwise by mutual agreement of the Parties of the Development Plan with respect to such Indication, and (c) the termination of this Agreement.

1.32                         “Diabetes Indication” shall mean the use of Prochymal for the prevention or treatment of Type I diabetes.

1.33                         “Disclosing Party” shall have the meaning set forth in Section 9.1.

1.34                         “Disease Modification” shall mean a clinically meaningful delay in structural progression of a disease or condition for which treatment is indicated over a period of at least one year.  The progression must be determined by a measurement tool recognized by regulatory agencies (FDA and/or EMEA).  Disease Modification would be independent of whether or not the delay in structural progression is accompanied by significant symptom relief; provided that if a patient experienced a Statistically Significant worsening of symptoms, then the delay in structural progression shall not constitute Disease Modification.

1.35                         “EMEA” shall mean the European Medicines Agency or any successor agency with responsibilities comparable to those of the European Medicines Agency.

1.36                         “Enforcing Party” shall have the meaning set forth in Section 8.2.1(c).

1.37                         “FDA” shall mean the United States Food and Drug Administration or any successor agency with responsibilities comparable to those of the United States Food and Drug Administration.

1.38                         “Field” shall mean (a) with respect to Prochymal, all applications for the prevention or treatment of diseases, defects, or conditions in humans, and (b) with respect to Chondrogen, the Articulating Orthopedic Indication.

1.39                         “First Commercial Sale” of any Product shall mean the first sale for financial consideration of such Product in a country or territory after Marketing Approval and, if required for commercial sale, Pricing Approval, has been granted by the governing health authority of such country.

1.40                         “FIN 46” shall have the meaning set forth in Section 6.11.

1.41                         “G&A Costs” shall mean any corporate overhead expenses of a Party, including without limitation expenses for general administration, business development, executive management, investor relations, legal, payroll, and general, corporate supervisory services.

1.42                         “GAAP” shall mean the current United States generally accepted accounting principles, consistently applied.

1.43                         “Genzyme Indemnitees” shall have the meaning set forth in Section 11.2.

1.44                         “Genzyme Intellectual Property” shall mean collectively the Genzyme Patent Rights and the Genzyme Technology.

1.45                         “Genzyme Opt-In Right” shall have the meaning set forth in Section 3.1.4(d).

1.46                         “Genzyme Patent Rights” shall mean any and all Patent Rights (other than Joint Patent Rights) Controlled by Genzyme, its Affiliates or their respective successors, as of the Effective Date or at any time during the Term, that include a Valid Claim and are necessary or useful to make, have made, use, sell, offer to sell or import Product or any component thereof for an Indication.

1.47                         “Genzyme Technology” shall mean any and all Technology (other than Joint Technology) Controlled by Genzyme, its Affiliates or their respective successors, as of the Effective Date or at any time during the Term, that relates to, or is useful for any component, method or aspect of the research, development, manufacture, use or commercialization of a Product for an Indication.

1.48                         “Genzyme Territory” shall mean all countries and territories worldwide, but excluding (i) the Osiris Territory and, (ii) with respect to the GvHD Indication, Japan, unless Japan is added pursuant to Section 7.1.3.

1.49                         “GvHD Indication” shall mean the use of Prochymal to treat or prevent graft versus host disease.

1.50                         “Improvements” shall mean modifications to a Product where the resulting Product contains culturally expanded, undifferentiated, unmodified human MSCs.  Illustrative examples of modifications that are not Improvements include deliberate genetic modifications, deliberate modifications to the cell membrane, deliberate modifications that cause significant over-expression of a specific cytokine growth factor, or other secreted factor, and other development strategies designed to deliberately change the characteristics such that the resulting Product no longer contains undifferentiated, unmodified human MSCs.  Illustrative examples of modifications that are Improvements include modifications in dosage size, substitution or addition of one or more excipients, the inclusion of a second active agent, and the identification, isolation or culture of subpopulations of the cell types found in Prochymal and Chondrogen.  For clarity, if an improvement or modification results from a change in the manufacturing process for a Product, it shall constitute an Improvement, even if the resulting Product would be deemed sufficiently different by a Regulatory Agency to require additional clinical trials prior to receipt of Marketing Approval.  If the Steering Committee cannot agree as to whether an improvement of modification to a Product constitutes an Improvement, the dispute will be resolved in accordance with Section 2.2.2, except that any arbitration resulting from the Steering Committee failing to agree shall be resolved under the arbitration provisions of Section 13.8.2 instead of the Baseball Arbitration provisions of Section 13.8.3.

1.51                         “IND” shall mean an investigational new drug application, as defined in Title 21, Part 312, of the Code of Federal Regulations, filed with the FDA and/or any other similar application filed with an appropriate Regulatory Agency in a country or group of countries other than the United States.

1.52                         “Indemnified Party” shall have the meaning set forth in Section 11.3.

1.53                         “Indemnifying Party” shall have the meaning set forth in Section 11.3.

1.54                         “Indication” shall mean (a) with respect to Prochymal, the GvHD Indication, all Major Indications and all Other Indications treated via Vascular Administration and (b) with respect to Chondrogen, the Articulating Orthopedic Indication.  For clarity, the term Indication shall not include an At-Risk Indication unless and until either (i) Genzyme is the Pursuing Party pursuant to Section 3.1.4(c), or (ii) Genzyme exercises the Genzyme Opt-In Right pursuant to Section 3.1.4(d).

1.55                         “Investigator Sponsored Trial” shall mean a clinical trial conducted by one or more Third Party investigators.

1.56                         “Joint Patent Rights” shall mean any and all Patent Rights claiming any Joint Technology.

1.57                         “Joint Program Data” shall mean data generated from conducting development activities under a Development Plan.

1.58                         “Joint Technology” shall mean any and all (a) Technology that is discovered, made, conceived or reduced to practice jointly by employees, agents or consultants of Osiris and Genzyme as a result of the performance of a Development Plan and (b) Joint Program Data.

1.59                         “Launch Period” shall have the meaning set forth in Section 5.1.2.

1.60                         “Launch Support Services” shall have the meaning set forth in Section 5.1.2.

1.61                         “Legal Requirements” shall mean any applicable present and future national, state, local, foreign or similar laws (whether under statute, rule, regulation or otherwise); applicable requirements under permits, orders, decrees, judgments or directives, and requirements of applicable Regulatory Agencies (including, without limitation, current good manufacturing practices); and applicable regulations pertaining to INDs (as amended or revised from time to time).

1.62                         “Losses” shall have the meaning in Section 11.1.

1.63                         “Major Indication” shall mean the following indications for Prochymal (a) Crohn’s Indication, (b) Ulcerative Colitis Indication, (c) Diabetes Indication, (d) COPD Indication, (e) Cardiac Indication, and (f) any Accepted Indication which the Steering Committee determines to have a worldwide market potential for Net Sales of Prochymal in a calendar year that could reasonably be expected to equal or exceed Five Hundred Million Dollars (US $500,000,000) on an annual basis.  Each Major Indication shall be listed on Exhibit D, which shall be updated by the Parties during the Term pursuant to a written document signed by both Parties.

1.64                         “Market Exclusivity” in a designated country shall mean the possession of a right granted by any Regulatory Agency providing the holder of such right the exclusive right to market and sell a Product for one or more Indications in that designated country, including, without limitation, data exclusivity, or the existence of a Legal Requirement in connection with a Product which precludes the Regulatory Agency in that designated country from granting Marketing Approval for another product because the application for the other product  contains the same active ingredient as that which is contained in the applicable Product.

1.65                         “Marketing Approval” shall mean the receipt of all approvals, licenses, registrations or authorizations of any federal, state or local Regulatory Agency, department, bureau or other governmental entity, necessary for the sale of a Product for an Indication in a country or region.

1.66                         “Mesenchymal Stem Cells” or “MSCs” shall mean the human formative pluripotential blast cells found inter alia in bone marrow, blood, dermis and periosteum that are capable of differentiating into any of the specific types of mesenchymal or connective tissues.

1.67                         “Negotiation Period” shall have the meaning set forth in Section 5.1.3(b).

1.68                         “Net Sales” shall mean the gross invoiced sales amount billed by Genzyme, its Affiliates licensees or sub-licensees or Osiris or its Affiliates or Third Party licensees or Third Party sub-licensees to Third Party customers, including Third Party distributors, as applicable, in each case less the following items (“Net Sales Adjustments”) to the extent such items are actually taken or incurred and customary under industry practices:

(a)                                  credits or allowances granted upon returns, rejections or recalls (due to spoilage, damage, expiration of useful life or otherwise), retroactive price reductions, or billing corrections;

(b)                                 invoiced freight, postage, shipping and insurance, handling and other transportation costs actually incurred;

(c)                                  taxes (including without limitation sales, value-added or excise taxes, but excluding withholding taxes), tariffs, customs duties, surcharges and other governmental charges incurred in connection with the production, sale, transportation, delivery, use, exportation or importation of Product that are incurred at time of commercial sale or are directly related to the commercial sale;

(d)                                 allowances for bad debt;

(e)                                  quantity discounts, standard and customary cash discounts in the ordinary course of business, or other trade discounts, refunds, rebates, charge backs, fees, credits or allowances, including without limitation amounts incurred in connection with government-mandated rebate and discount programs, and distribution fees to Third Parties, invoiced or incurred and which effectively reduce the selling price.

All in accordance with standard allocation procedures, allowance methodologies and accounting methods consistently applied in accordance with GAAP.

The transfer of any Product by a distributor or one of its Affiliates to another Affiliate of a distributor shall not be considered a sale; in such cases, Net Sales shall be determined based on the gross invoiced sales price by the Affiliate to its customer, less the deductions allowed under this Section.

In the case of Combination Products, Net Sales means the gross amount billed or invoiced on sales of such a Combination Product less the deductions set forth above, multiplied by a proration factor.  The prorated component value shall be mutually agreed upon by the Parties in writing prior to product launch of such a Combination Product.  If all components of the Combination Product were sold separately during the same or immediately preceding royalty period, the proration factor shall be determined by the following formula: A / (A+B), where A is the aggregate gross sales price of all royalty-bearing Product components during such period when sold separately from the other essential functional components, and B is the aggregate gross sales price of the other essential functional components during such period when sold separately from the royalty-bearing Product components.

1.69                         “Non-Program Data” shall have the meaning set forth in Section 7.5.

1.70                         “No Participation Decision” shall have the meaning set forth in Section 3.2.2(a).

1.71                         “Osiris Collaborator” shall have the meaning set forth in Section 7.2.

1.72                         “Osiris Event” shall have the meaning set forth in Section 7.8.1.

1.73                         “Osiris Funded Trials” shall have the meaning set forth in Section 3.1.2.

1.74                         “Osiris Indemnitees” shall have the meaning set forth in Section 11.1.

1.75                         “Osiris Intellectual Property” shall mean, collectively, the Osiris Patent Rights and Osiris Technology.

1.76                         “Osiris Opt-In Right” shall have the meaning set forth in Section 3.1.4(e).

1.77                         “Osiris Patent Challenge” shall have the meaning set forth in Section 8.1.5.

1.78                         “Osiris Patent Rights” shall mean any and all Patent Rights (other than Joint Patent Rights) Controlled by Osiris, its Affiliates and their respective successors, as of the Effective Date or at any time during the Term, that include a Valid Claim and are necessary or useful to make, have made, use, sell, offer to sell, or import Product or any component thereof for an Indication.

1.79                         “Osiris Technology” shall mean any and all Technology (other than Joint Technology) Controlled by Osiris, its Affiliates and their respective successors, as of the Effective Date or at any time during the Term, that relates to, or is useful for, any component, method or aspect of the research, development, manufacture, use or commercialization of a Product for an Indication.

1.80                         “Osiris Territory” shall mean the United States and Canada, and their respective territories and possessions.

1.81                         “Other Indication” shall mean any Accepted Indication which the Steering Committee determines to have worldwide market potential for Net Sales of Prochymal in a calendar year that could reasonably be expected to be less than Five Hundred Million Dollars (US $500,000,000) on an annual basis.  The term Other Indication shall not include the GvHD Indication or any Major Indication.  Each Other Indication shall be listed on Exhibit E, which shall be updated by the Parties during the Term pursuant to a written document signed by both Parties.

1.82                         “Pain Therapeutic” shall mean use of Chondrogen for the mitigation or relief of orthopedic pain with a Statistically Significant duration of relief of at least one (1) year.

1.83                         “Participation Decision” shall have the meaning set forth in Section 3.2.2(a).

1.84                         “Party” shall mean Osiris or Genzyme.

1.85                         “Patent Rights” shall mean any United States or foreign patent applications, provisional patent applications, and any patents issuing therefrom anywhere in the world, together with any extensions, registrations, confirmations, reissues, continuations, divisions, continuations-in-part, reexamination certificates, certificates of invention and applications for certificates of invention, revalidations, renewals, substitutions, supplementary protection certificates, additions, or term restorations thereof.

1.86                         “Phase II Clinical Trial” shall mean a clinical trial as defined in 21 C.F.R. 312.21(b), as may be amended from time to time, or any foreign equivalent thereto.  Unless otherwise agreed by the Steering Committee, a Phase I/II clinical trial shall not be considered a Phase II Clinical Trial.

1.87                         “Phase III Clinical Trial” shall mean a clinical trial as defined in 21 C.F.R. 312.21(c), as may be amended from time to time, or any foreign equivalent thereto, that is designed to seek Marketing Approval.

1.88                         “Phase IV Study” shall have the meaning set forth in 21 C.F.R. 312.85, as may be amended from time-to-time, or any foreign equivalent thereto.  For clarity, any post-marketing study that is not conducted at the request of, and with the agreement of, a Regulatory Agency shall be a “Commercial Post-Marketing Study” and not a “Phase IV Study”.

1.89                         “Pricing Approval” shall mean, with respect to any country in which the price at which Genzyme or its Affiliate or sublicensee sells Product must be approved by a governmental or Regulatory Agency for reimbursement or payment purposes, the receipt of the approval by the applicable authority with respect to such price.

1.90                         “Primary Contact Person” shall have the meaning set forth in Section 3.6.

1.91                         “Prochymal” shall mean (a) any formulation, dosage form or delivery system suitable for Vascular Administration that contains culturally expanded, undifferentiated, unmodified human MSCs , and (b) any Improvements thereto.

1.92                         “Prochymal Development Milestone Payment” shall have the meaning set forth in Section 6.2.1.

1.93                         “Prochymal Sales Milestone Payment” shall have the meaning set forth in Section 6.3.

1.94                         “Product” shall mean, collectively and individually, Prochymal and Chondrogen.

1.95                         “Proposal Notice” shall have the meaning set forth in Section 7.8.2.

1.96                         “Proposed Indication” shall have the meaning set forth in Section 3.1.4(a).

1.97                         “Proposing Party” shall have the meaning set forth in Section 3.1.4(a).

1.98                         “Publishing Party” shall have the meaning set forth in Section 9.5.

1.99                         “Pursuing Party” shall have the meaning set forth in Section 3.1.4(c).

1.100                   “Receiving Party” shall have the meaning set forth in Section 9.1.

1.101                   “Regulatory Agency” shall mean, with respect to the United States, the FDA, and, in the case of a country other than the United States, such other appropriate regulatory agency or authority with similar responsibilities, including, without limitation, the EMEA.

1.102                   “Regulatory Approval” shall mean any approval from Regulatory Agencies in any country or region required to lawfully conduct clinical trials or to manufacture and market a Product for an Indication in such country or region, including, without limitation, any approved IND or Marketing Approval.

1.103                   “Regulatory Expenses” shall mean all costs and expenses actually incurred by a Party in direct connection with obtaining Marketing Approval or in connection with conducting any Commercial Post-Marketing Study.  Regulatory Expenses shall not include any Development Costs.

1.104                   “Response Period” shall have the meaning set forth in Section 5.1.3(a).

1.105                   “Reviewing Party” shall have the meaning set forth in Section 9.5.

1.106                   “Right of Negotiation” shall have the meaning set forth in Section 5.1.3(b).

1.107                   “Right of Notification” shall have the meaning set forth in Section 7.8.1.

1.108                   “Secretary” shall have the meaning set forth in Section 2.1.1.

1.109                   “Statistical Significance” shall mean, with respect to (i) each of the Osiris Funded Trials and the Chondrogen Trial, the achievement of the endpoint(s) set forth next to each such clinical trial’s name on Exhibit C hereto, and (ii) each Additional Clinical Trial, the achievement of each mutually agreed upon  endpoint from a Phase II Clinical Trial or Phase III Clinical Trial, as applicable, in each case at a significance level of p<0.05 as determined under a statistical analysis plan prepared by the Parties and deemed acceptable by the FDA, and in both (i) and (ii) above, the absence of any clinical event that FDA determines would preclude initiation of the next phase of development.

1.110                   “Steering Committee” shall mean the body organized and acting pursuant to Section 2.1 hereof.

1.111                   “Technology” shall mean any and all ideas, trade secrets, information, know-how, data (including preclinical and clinical data), research results, writings, inventions, discoveries, modifications, improvements and other technology (including without limitation any proprietary biological or other materials, compounds or reagents and computer software), whether or not patentable or copyrightable and any intellectual property rights therein (other than Patent Rights).

1.112                   “Term” shall have the meaning set forth in Section 12.1.

1.113                   “Territory” shall mean the Genzyme Territory with respect to Genzyme and the Osiris Territory with respect to Osiris.

1.114                   “Third Party” shall mean any entity other than Osiris, Genzyme or their respective Affiliates.

1.115                   “Ulcerative Colitis Indication” shall mean the use of Prochymal for the treatment or prevention of ulcerative colitis.

1.116                   “Valid Claim” shall mean a claim of (a) an issued and unexpired patent which has not been withdrawn, cancelled, abandoned, disclaimed, or held revoked, unenforceable or invalid by a final decision of a court or other governmental agency of competent jurisdiction and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise, or (b) any patent application which shall not have been cancelled, withdrawn, or abandoned, or been pending for more than six (6) years from the priority date from which such claim takes priority, unless and until such claim becomes an issued claim of an issued patent.  For the avoidance of doubt, any issued or granted claim which is revoked or held invalid or unenforceable, or any patent application which is pending for more than six (6) years, shall cease to be a Valid Claim, unless and until such holding is reversed or such claim is reinstated on appeal, or until such patent application becomes an issued patent.  If any such issued or granted claim which is revoked or held invalid or unenforceable is thereafter reinstated on judicial appeal, back royalties, if any, shall become due upon such reinstatement.

1.117                   “Vascular Administration” shall mean (a) administration by any means to the circulatory system, or (b) administration by any means through vasculature to an organ.

1.118                   “Verifying Party” shall have the meaning set forth in Section 6.8.

ARTICLE 2:  GOVERNANCE OF THE PROGRAM

2.1                               Steering Committee.

2.1.1                      Establishment of Steering Committee.  The Parties shall establish a Steering Committee to oversee, review and coordinate each Party’s responsibilities pursuant to the Development Plans.  The Steering Committee shall consist of a total of six (6) members, with three (3) members from each Party, two of the members shall be designated by the applicable Party as the chairperson (“Chairperson”) and the secretary (“Secretary”).  The initial members of the Steering Committee are set forth on Exhibit A attached hereto and incorporated herein by reference.  Members of the Steering Committee may be represented at any meeting by a designee appointed by such member for such meeting; provided that any person attending the Steering Committee (whether a member, designee, employee or contractor of a Party) shall be subject to written obligations of confidentiality at least as stringent as those set forth in Section 9.1 of this Agreement; and provided further that any non-employee designee of either Party must be pre-approved in writing by the other Party (such pre-approval not to be unreasonably withheld, delayed or conditioned).  For the first year, the Chairperson shall be a person designated by Osiris and identified on Exhibit A.  Thereafter, the Chairperson shall alternate every calendar year, beginning with a person designated by Genzyme.  The Chairperson shall have the rights and responsibilities as set forth in Section 2.1.2.  For the first year, the Secretary shall be a person designated by Genzyme and identified on Exhibit A.  Thereafter, the Secretary shall alternate every calendar year, beginning with a person designated by Osiris.  Each Party shall be free to change its members, on prior written notice to the other Party.  Each Party may, in its discretion, invite non-Steering Committee employees of such Party to attend any Steering Committee meeting.  The Steering Committee may, in its discretion, establish subcommittees consisting of individuals from Genzyme and Osiris with expertise in particular areas relevant to the development of a Product for an Indication.  Each Party shall have the right to have at least one (1) representative serve on any subcommittee that is formed.  The Steering Committee shall remain in place until the expiration or termination of its responsibilities under any Development Plan.

2.1.2                      Responsibilities of the Chairperson.  The Chairperson of the Steering Committee shall have the following roles and responsibilities:  (a) to call meetings of the Steering Committee, send notice of each such meeting and designate the time, date and place of each such meeting, subject to the right of either Party to call a meeting; (b) to convene or poll the members of the Steering Committee by other permitted means; (c) to establish the agenda for each meeting of the Steering Committee, subject to the right of any member of the Steering Committee to add additional agenda items at any meeting; (d) to prepare comments to the draft minutes prepared by the Secretary of the Steering Committee and communicate with the Secretary to finalize the draft minutes prior to circulation to all members of the Steering Committee; and (e) to execute, along with the Secretary of the Steering Committee, the final minutes of the meetings of the Steering Committee.

2.1.3                      Responsibilities of the Steering Committee.  In addition to the responsibilities expressly described elsewhere in this Agreement, the Steering Committee shall:

(a)                                  design, prepare and finalize Development Plans for development of a Product for an Indication, including formulating the clinical development strategy, designing each clinical trial protocol and any modification thereto and agreeing upon the primary and secondary endpoints for all clinical trials of Product for all Indications conducted as part of the Collaboration;

(b)                                 on an annual basis during any Development Plan Term, no later than October 1 of the relevant calendar year, review, amend, and approve each Development Plan and respective budget;

(c)                                  oversee and monitor each Development Plan and coordinate and direct the strategy and management of the Development Plans;

(d)                                 review and evaluate progress under any Development Plan; provided that the Steering Committee shall not have the authority to make any determination that either Party is in breach of its obligations under the Development Plan;

(e)                                  serve as the initial forum for discussion of and resolution of any dispute or disagreement between the Parties relating to any Development Plan that is unresolved by the Primary Contact Persons;

(f)                                    except with respect to intellectual property matters set forth in Article 8, decide how the Parties shall resolve or defend against disputes or claims of any kind with Third Parties relating to the Collaboration;

(g)                                 establish any subcommittees pursuant to Section 2.1.1 and resolve any dispute or disagreement arising in any such subcommittee; and

(h)                                 perform any other activities related to the Collaboration as the Parties may agree from time to time, other than deciding that a Party is in breach of an obligation under this Agreement.

2.1.4                      Meetings.  During a Development Plan Term, the Steering Committee shall meet at least quarterly, and more frequently as the Parties mutually agree is appropriate.  At least two of the four quarterly meeting shall be in person, alternating between the offices of the Parties unless the Parties otherwise agree.  All meetings shall be on such dates and at such times as the Parties shall agree.  Either Party may call a meeting of the Steering Committee upon reasonable notice to the other Party.  The Chairperson shall, if practicable, send notice of all meetings to all members of the Steering Committee no less than ten (10) Business Days before the date of the meeting (or such other times as the Parties may agree).  The Steering Committee may also convene or be polled or consulted from time to time by means of telecommunications, video conferences or correspondence, as deemed necessary or appropriate in order to fulfill its obligations under this Agreement.

2.2                               Decisions.

2.2.1                      Voting.  The Steering Committee shall decide by vote on any subject matter within the Steering Committee’s decision-making authority.  Each Party shall have only one (1) vote on matters voted on in the Steering Committee.  Such decisions shall require that at least two (2) members of each Party are present (in person or by phone) at such meeting.  Subject to Section 2.2.2 below, all decisions of the Steering Committee must be made by the unanimous vote of the Parties and each Party’s vote shall be cast by the member(s) (or their designee(s)) present at any meeting.  The Parties shall use their commercially reasonable efforts to make decisions related to the Collaboration (including on the Steering Committee) promptly.  In the event that a proposing Party has put a matter to the other Party in writing for a decision, and the other Party does not provide a decision within thirty (30) days of receipt, then the matter shall be deemed to have been approved in the manner proposed.

2.2.2                      Dispute Resolution.  If after good faith discussion, the Steering Committee is unable to reach a unanimous decision on any matter that is subject to the Steering Committee’s decision-making authority within thirty (30) days after the Steering Committee first fails to reach consensus regarding such matter (or such later date as may be mutually acceptable to the Parties), then such matter shall be resolved in accordance with the provisions of Section 13.8.  Notwithstanding the foregoing, the Parties agree that Osiris shall make the final determination, and such determination shall be binding upon both Parties, in the event of any disagreement regarding (a) the design or modification of, or conduct of activities under, an Osiris Funded Trial or an At-Risk Trial where Osiris is the Pursuing Party, and (b) the conduct of activities under all clinical trial protocols for Prochymal except At-Risk Trials where Genzyme is the Pursuing Party and for Chondrogen until a Participation Decision; provided, however, that in no event shall Osiris make a final determination that increases the Development Plan Budget when the Parties are sharing Development Costs pursuant to Sections 3.4.5 or 3.4.8; such dispute shall be resolved in accordance with the provisions of Section 13.8.  For clarity, Osiris shall not have the final determination under this Section in the event of any disagreement regarding the design or significant modification of any clinical trial protocol for a Product for an Indication other than the protocols used in conducting the Osiris Funded Trials, including, but not limited to, a modification of an end point or a significant modification in the scope of a trial.

2.2.3                      Reports to Steering Committee.  Each Party shall provide the Steering Committee with quarterly written reports within twenty (20) Business Days after the end of each calendar quarter regarding the status of its activities under each Development Plan.  Each Party shall provide the other Party with a final written report of its activities under each Development Plan within twenty (20) Business Days after expiration of a Development Plan Term, or expiration or termination of this Agreement.

2.2.4                      Minutes.  Promptly after each Steering Committee meeting, the Secretary of the Steering Committee shall prepare and distribute to the Chairperson draft minutes of the meeting, which shall provide a description in reasonable detail of the discussions conducted at the meeting and a list of any actions, and decisions or determinations made by the Steering Committee.  The Chairperson may then comment on the draft minutes.  The Secretary shall discuss with the Chairperson any comments of the Chairperson and circulate a draft of the minutes to all members of the Steering Committee within ten (10) Business Days of the meeting.  The draft minutes will be submitted for comment and approval of the members of the Steering Committee at the following Steering Committee meeting.  The Secretary and Chairperson shall each sign and date the final minutes.  The signature of the Chairperson and the Secretary on the final minutes shall indicate each Party’s assent to the minutes.

2.2.5                      Expenses.  Each Party shall be responsible for all travel and related costs and expenses for its members, designees and non-Steering Committee invitees to attend meetings of, and otherwise participate on, the Steering Committee.

ARTICLE 3:  DEVELOPMENT ACTIVITIES

3.1                               Prochymal Development Activities.

3.1.1                      Clinical Trials.  Unless otherwise agreed by the Steering Committee, Osiris will coordinate and conduct all clinical trials of Prochymal for the GvHD Indication, Major Indications, Other Indications, and At-Risk Indications elected by Osiris, including the Osiris Funded Trials, as provided herein.  Any clinical trial for Prochymal for any Indication that will form the basis of an application for Marketing Approval will be designed to support registration for Prochymal for such Indication on a global basis, and Osiris shall use its commercially reasonable and diligent efforts to include clinical trial sites located in Genzyme’s Territory for (a) clinical trials that have not commenced as of the Effective Date, and (b) any extension of an Osiris Funded Trial; provided that if the inclusion of trial sites in the Genzyme Territory  would substantially increase Osiris’s costs (as provided for the relevant Development Budget) then Genzyme shall be responsible for one hundred percent (100%) of those incremental excess costs; and provided further that if the inclusion of the trial sites in the Genzyme Territory would substantially increase the estimated date of completion of the U.S. clinical trial (as provided for in the relevant Development Plan) then such sites need not be included.  Genzyme shall provide assistance to ensure the adequacy of clinical trial design in the Genzyme Territory as well as efficient execution of clinical trials conducted at sites within the Genzyme Territory.  If Osiris requests, and Genzyme agrees, expenses incurred by Genzyme on behalf of Osiris in providing such assistance shall be reimbursed by Osiris.

3.1.2                      Certain Prochymal Clinical Trials.  Osiris shall be solely responsible for conducting the clinical trials described in Sections 3.1.2(a) through (e) below (the “Osiris Funded Trials”) and agrees to fund one hundred percent (100%) of the Development Costs of such clinical trials through completion; provided that Osiris shall consider in good faith any input provided by Genzyme with respect to such clinical trials:

(a)                                the ongoing Phase III Clinical Trials of Prochymal for the GvHD Indication entitled “A Phase III, Randomized, Double-Blind, Placebo-Controlled Study to

Evaluate the Efficacy and Safety of Prochymal® (Ex-vivo Cultured Adult Human Mesenchymal Stem Cells) Infusion for the Treatment of newly diagnosed Acute GVHD” (265) and entitled “A Phase III, Randomized, Double Blind, Placebo-Controlled Study to Evaluate the Efficacy and Safety of Prochymal® (Ex-vivo Cultured Adult Human Mesenchymal Stem Cells) Infusion for the Treatment of Patients Who Have Failed to Respond to Steroid Treatment for acute GvHD”  (280) that were initiated by Osiris prior to the Effective Date, through completion of such clinical trial and completion of any commercially reasonable additional extension studies or modified studies necessary to file for Marketing Approval with the FDA for the GvHD Indication;

(b)                               the ongoing Phase III Clinical Trials of Prochymal for the Crohn’s Indication entitled “A Phase III, multicenter, placebo-controlled, randomized, double-blind study to evaluate the safety and efficacy of PROCHYMAL® (ex vivo cultured adult human mesenchymal stem cells) intravenous infusion for the induction of remission in subjects experiencing treatment-refractory moderate-to-severe Crohn’s disease” (603) and entitled “A Phase III, multicenter, placebo-controlled, randomized, double-blind retreatment study to evaluate the safety and efficacy of PROCHYMAL® (ex vivo cultured adult human mesenchymal stem cells) intravenous infusion for the re-induction of remission in subjects experiencing treatment-refractory moderate-to-severe Crohn’s disease” (610) that were initiated by Osiris prior to the Effective Date, and any commercially reasonable additional extension studies or modified studies necessary to file for Marketing Approval with the FDA for the Crohn’s Indication (the “Crohn’s Indication Clinical Trials”);

(c)                                the ongoing Phase II Clinical Trial of Prochymal for the COPD Indication entitled “A Phase II, multicenter, randomized, double-blind, placebo-controlled study to evaluate the safety and efficacy of PROCHYMAL® (ex vivo cultured adult human mesenchymal stem cells) intravenous infusion for the treatment of subjects with moderate to severe Chronic Obstructive Pulmonary Disease (COPD)” (801), through completion;

(d)                               the ongoing Phase II Clinical Trial of Prochymal for the Diabetes Indication entitled “A Phase II, multicenter, randomized, double-blind, placebo-controlled study to evaluate the safety and efficacy of PROCHYMAL® (ex vivo cultured adult human mesenchymal stem cells) for the treatment of recently diagnosed type 1 diabetes mellitus (T1DM)” (901) through completion; and

(e)                                the proposed Phase II Clinical Trial of Prochymal for the Cardiac Indication entitled “A Phase II, multi-center, randomized, double-blind, placebo-controlled study to evaluate the safety and efficacy of PROCHYMAL® (ex vivo cultured adult human mesenchymal stem cells) intravenous infusion following acute myocardial infarction” through completion.

Notwithstanding any provision in this Agreement to the contrary, Osiris shall have the right to suspend or terminate any clinical trial because of (i) any significant trend relating to any serious adverse event, (ii) any request from a Regulatory Agency to suspend or terminate such trial, (iii) triggering the stopping rules for the study as defined in the Indication’s protocol, or (iv) upon receipt of data or results that fail to demonstrate the Product’s potential to be safe or effective for the applicable Indication.  Premature stopping of a Clinical Trial will be performed in compliance with current Good Clinical Practices as codified in 21 C.F.R. 312, as amended from time to time.

3.1.3                      Additional Clinical Trials.  The Steering Committee shall determine whether to allow any Investigator Sponsored Trials or conduct any Phase II Clinical Trials, Phase III Clinical Trials, or Phase IV Studies of Prochymal for the GvHD Indication, Major Indications and Other Indications in addition to the Osiris Funded Trials (each an “Additional Clinical Trial”) that have not been initiated prior to the Effective Date; provided that in the event Genzyme makes a Prochymal Development Milestone Payment for the achievement of Statistical Significance for Prochymal for a particular Indication, then any Phase III Clinical Trial and Phase IV Study reasonably required to obtain Marketing Approval for Prochymal for such Indication shall be conducted by Osiris; and provided further that if the Steering Committee has determined to initiate any Additional Clinical Trial (other than an Investigator Sponsored Trial), such trial shall be conducted by Osiris and shall be subject to agreement by the Steering Committee on the clinical strategy and protocol design.  Nothing in this Section 3.1.3 shall prohibit a Party from pursuing an At-Risk Indication.  All Commercial Post-Marketing Studies will be one hundred percent (100%) funded by the Party conducting such Studies.

3.1.4                      Additional Indications for Prochymal.

(a)                                Proposed Indications.  Either Party (the “Proposing Party”) may propose to the Steering Committee that one or more indications (other than the GvHD Indication, Crohn’s Indication, Ulcerative Colitis Indication, COPD Indication, Diabetes Indication and Cardiac Indication) for Prochymal (each, a “Proposed Indication”) be considered for development activities as part of a Development Plan.  The Steering Committee may request such additional information or research with respect to such Proposed Indication as is reasonably required to evaluate such Proposed Indication and the Proposing Party shall be solely responsible for the costs associated with such additional information or research other than as set forth in Section 3.1.4(f).  The Steering Committee shall determine in good faith whether (i) the Proposed Indication, if accepted, is a Major Indication or an Other Indication, and (ii) development activities for such Proposed Indication shall be developed pursuant to a Development Plan.

(b)                               Accepted Indications.  In the event the Steering Committee agrees upon a clinical trial strategy and determines to proceed with development activities for Prochymal for a Proposed Indication (each, an “Accepted Indication”) as part of the Collaboration, then the Steering Committee shall determine whether the Accepted Indication is a Major Indication or an Other Indication and shall approve a Development Plan.  The Development Plan shall include a description of the activities to be conducted by each Party during the time period covered by such Development Plan, a budget for the relevant period and timeline for the performance of activities.  The Development Costs for any development work for Prochymal for the Accepted Indication shall be the responsibility of Osiris or the Parties in accordance with Section 3.4.3, 3.4.4 or 3.4.5, as applicable.

(c)                                At-Risk Indication.  In the event the Steering Committee does not agree upon a clinical trial strategy and declines to recommend acceptance of any Proposed Indication for Prochymal as part of a Development Plan, then either Party (the “Pursuing Party”) may pursue the development of Prochymal for such Proposed Indication (each, an “At-Risk

Indication”) in its Territory.  The Pursuing Party shall be responsible for one hundred percent (100%) of (i) the Development Costs incurred in developing Prochymal for the At-Risk Indication, and (ii) the Regulatory Expenses in obtaining Marketing Approval in its Territory for Prochymal for the At-Risk Indication.  In the event Genzyme is the Pursuing Party for any At-Risk Indication, such At-Risk Indication shall be considered an Indication for purposes of Articles 7 and 8 of this Agreement; provided that, Genzyme shall have no obligation to make any Prochymal Development Milestone Payment with respect to such Indication.

(d)                                 Genzyme Opt-In Right.  In the event Osiris is the Pursuing Party under Section 3.1.4(c) and obtains Marketing Approval from a Regulatory Agency in the Osiris Territory for Prochymal for any At-Risk Indication, Genzyme shall have the right (“Genzyme Opt-In Right”), at its discretion, to seek an expanded label for Prochymal for such At-Risk Indication with one or more Regulatory Agencies in the Genzyme Territory.  At Genzyme’s request, Osiris shall provide to Genzyme full access to the data associated with Osiris obtaining Marketing Approval for the At-Risk Indication.  After receipt of such data, Genzyme shall notify Osiris in writing of its decision to seek an expanded label.  In the event Genzyme obtains such label expansion for Prochymal for the At-Risk Indication in the Genzyme Territory, then such At-Risk Indication shall be considered an Indication and Genzyme shall commercialize Prochymal for such Indication in the Genzyme Territory as set forth in this Agreement, and shall make the payments to Osiris as set forth in Sections 3.4.6 and 6.2.2.

(e)                                  Osiris Opt-In Right.  In the event Genzyme is the Pursuing Party under Section 3.1.4(c) and obtains Marketing Approval from a Regulatory Agency in the Genzyme Territory for Prochymal for any At-Risk Indication, Osiris shall have the right (“Osiris Opt-In Right”), at its discretion, to seek an expanded label for Prochymal for such At-Risk Indication with one or more Regulatory Agencies in the Osiris Territory.  At Osiris’s request, Genzyme shall provide to Osiris full access to the data associated with Genzyme obtaining Marketing Approval for the At-Risk Indication.  After receipt of such data, Osiris shall notify Genzyme in writing of its decision to seek an expanded label.  In the event Osiris obtains such label expansion for Prochymal for the At-Risk Indication in the Osiris Territory, then such At-Risk Indication shall be considered an Indication and Osiris shall commercialize Prochymal for such Indication in the Osiris Territory as set forth in this Agreement, and shall make the payments to Genzyme as set forth in Section 3.4.7.

(f)                                    Pre-Clinical Trials.  Osiris shall be responsible for conducting all pre-clinical safety and toxicology trials necessary for the initiation of clinical trials for Indications.  Osiris shall be responsible for one hundred percent (100%) of the costs associated therewith; provided that if the preclinical safety and toxicology trials are for an Accepted Indication, Osiris shall be responsible for sixty percent (60%) of the costs associated therewith and Genzyme shall be responsible for forty percent (40%) of the costs associated therewith; provided further, that Genzyme shall reimburse Osiris for the incremental additional costs associated with Osiris’s performance of pre-clinical studies conducted to fulfill regulatory requirements in the Genzyme Territory beyond those required in the Osiris Territory.

3.2                               Chondrogen Development Activities.

3.2.1                        Clinical Trials.  Unless otherwise agreed by the Steering Committee, Osiris will coordinate and conduct all clinical trials of Chondrogen.  Any clinical trial for Chondrogen that will form the basis of an application for Marketing Approval will be designed to support registration of Chondrogen on a global basis.  Genzyme shall provide assistance to ensure the adequacy of trial design in the Genzyme Territory as well as efficient execution of clinical trials conducted at sites within the Genzyme Territory.  Expenses incurred by Genzyme on behalf of Osiris in providing such assistance and approved in advance by Osiris shall be reimbursed by Osiris.

3.2.2                      Chondrogen Participation Decision.

(a)                                  Results.  Upon completion of the two-year study report for the ongoing Phase II/III clinical trial for the Articulating Orthopedic Indication (560) entitled “A Phase II/III, multicenter, randomized, double-blind, placebo-controlled study to evaluate the safety and efficacy of CHONDROGEN® (ex vivo cultured adult human mesenchymal stem cells) delivered by intra-articular injection for the treatment of subjects with moderate to severe osteoarthritis of the knee” (the “Chondrogen Trial”), Osiris shall promptly provide all data, results and analysis from such Chondrogen Trial to Genzyme.  Within sixty (60) days of receipt of all data, results and analysis from the Chondrogen Trial, Genzyme shall, in its sole discretion, elect to either (i) participate in the further development of Chondrogen (a “Participation Decision”), or (ii) not participate in the further development of Chondrogen (a “No Participation Decision”).

(b)                                 Participation Decision.  If Genzyme makes the Participation Decision, then Genzyme shall make Chondrogen Development Milestone Payments due under Section 6.4 and shall be responsible for Development Costs in accordance with Section 3.4.8.

(c)                                  No Participation Decision.  If Genzyme makes the No Participation Decision, Genzyme shall so notify Osiris in writing and, from the date of receipt of such notice by Osiris (or the expiration of the sixty (60) day period set forth in Section 3.2.2(a) if Genzyme fails to notify Osiris of its decision), the Parties agree that (i) Genzyme shall have no obligation to make any Chondrogen Development Milestone Payments under Section 6.4, and (ii) all rights under Osiris Intellectual Property to make, use, sell, and import Chondrogen in the Genzyme Territory shall revert to Osiris, with no further payment obligation by either Party to the other Party.

3.3                               Development Plans.

3.3.1                        Development Plans.  The Steering Committee shall design a comprehensive plan for the conduct of development and pre-clinical and clinical research of the Product for each Indication, including the design of protocols for clinical studies (the “Development Plan”).  The Development Plan shall include, without limitation, (a) a description of the activities to be conducted by each Party and any Third Party during the time period covered by such Development Plan, which description shall take into consideration the responsibilities and obligations of the Parties set forth in this Agreement, (b) a Development Plan Budget for the relevant period, (c) an estimated timeline for the performance of activities, in each case to be agreed in good faith, and (d) an allocation of responsibility among the Parties and any Third Party for each of the activities described therein.  In addition to designing the Development Plan, the Steering Committee shall be responsible for monitoring the work being performed under the Development Plan.  Notwithstanding anything in this Agreement to the contrary, the Steering Committee shall accept the design and plan for the Osiris Funded Trials and shall not cause such trials to be revised without the consent of Osiris.

3.3.2                        Initial Development Plan.  The initial Development Plan is attached to this Agreement as Exhibit F.

3.3.3                        Development Plan Updates.  Following the initiation of a Development Plan for a Product for an Indication, the Development Plan shall be amended or updated on at least an annual basis no later than October 1 of the relevant calendar year, and more often as the Steering Committee may reasonably determine, during a Development Plan Term.  Each amended or updated Development Plan shall cover the three (3) calendar year period following its approval by the Steering Committee.  All updated or amended Development Plans shall be filed with the minutes of the Steering Committee upon approval by the Steering Committee.  Until a new or amended Development Plan is approved by the Steering Committee, the previous Development Plan shall remain in effect.

3.4                               Development Costs.

3.4.1                        Development Plan Budget.  Each Development Plan shall include a budget (the “Development Plan Budget”) specifically including, but not limited to Development Costs.  With respect to any Development Plan Budget under which the Parties are sharing Development Costs pursuant to Sections 3.4.5 or 3.4.8, the Development Plan Budget shall be agreed upon by the Steering Committee.  Each Development Plan Budget shall, on an accrual basis, include an estimate of the Development Costs expected to be incurred to complete activities by each of Osiris, Genzyme and any Third Party, respectively, during the period covered by such Development Plan.

3.4.2                        Amendments; Projected Overruns.  At any time during a Development Plan Term, the Steering Committee may amend the Development Plan, including the Development Plan Budget.  The Development Plan Budget will be reviewed quarterly at the Steering Committee meetings.  At the quarterly Steering Committee meeting, if the Development Plan Budget for any activity for which the Parties are sharing or will seek reimbursement for Development Costs pursuant to Sections 3.4.5 or 3.4.8, is expected to exceed one hundred and ten percent (110%) of the amounts allocated to it under the relevant Development Plan Budget, a revised Development Plan Budget must be approved in writing by the Steering Committee for the sharing of the excess 10% of Development Costs to be in effect.

3.4.3                        Osiris.  Osiris shall be responsible for one hundred percent (100%) of the Development Costs incurred in accordance with a Development Plan in the conduct of (a) the Osiris Funded Trials, (b) any clinical trial of Prochymal for any Indication up to the commencement of a Phase III Clinical Trial (in addition to the Osiris Funded Trials), (c) subject to Section 3.4.8, the Chondrogen Trial, and (d) any Commercial Post-Marketing Study of a Product for an Indication in the Osiris Territory.  Osiris shall also be responsible for one hundred percent (100%) of the Development Costs incurred in connection with any clinical trial of Prochymal for an At-Risk Indication where Osiris is the Pursuing Party.

3.4.4                        Genzyme.  Genzyme shall be responsible for one hundred percent (100%) of the Development Costs incurred in accordance with a Development Plan in the conduct of (a) clinical trials specifically required to obtain Marketing Approval in the Genzyme Territory that are not required to obtain Marketing Approval in the Osiris Territory, and (b) any Commercial Post-Marketing Study of a Product for an Indication in the Genzyme Territory.  Genzyme shall also be responsible for one hundred percent (100%) of the Development Costs incurred in connection with any clinical trial of Prochymal for an At-Risk Indication where Genzyme is the Pursuing Party.

3.4.5                        The Parties.  With the exception of the Development Costs incurred in connection with the trials set forth in Sections 3.4.3(a) and 3.4.4(a), upon agreement of the Steering Committee to conduct an Additional Trial, the Parties shall share the Development Costs incurred in accordance with a Development Plan for any Phase III Clinical Trial of Prochymal and for any Phase IV Study for Prochymal for any Indication, as follows: Osiris shall be responsible for sixty percent (60%) of such Development Costs and Genzyme responsible for forty percent (40%) of such Development Costs.

3.4.6                        Genzyme Opt-In Right.  In the event that Genzyme exercises the Genzyme Opt-In Right pursuant to Section 3.1.4(d) and Genzyme determines to seek a label expansion for Prochymal for the relevant At-Risk Indication in the Genzyme Territory, then Genzyme shall pay Osiris (a) twenty-five percent (25%) of the Development Costs actually incurred by Osiris in developing Prochymal for the At-Risk Indication in the Osiris Territory within thirty (30) days after Genzyme’s Opt In Right Notice, and (b) the remaining seventy-five percent (75%) of the Development Costs actually incurred by Osiris in developing Prochymal for the At-Risk Indication in the Osiris Territory within thirty (30) days after Genzyme obtains the label expansion for Prochymal for the relevant Indication.

3.4.7                        Osiris Opt-In Right.  In the event that Osiris exercises the Osiris Opt-In Right pursuant to Section 3.1.4(e) and Osiris determines to seek a label expansion for Prochymal for the relevant At-Risk Indication in the Osiris Territory, then Osiris shall pay Genzyme (a) twenty-five percent (25%) of the Development Costs actually incurred by Genzyme in developing Prochymal for the At-Risk Indication in the Genzyme Territory within thirty (30) days after Osiris’s Opt In Right Notice, and (b) the remaining seventy-five percent (75%) of the Development Costs actually incurred by Genzyme in developing Prochymal for the At-Risk Indication in the Genzyme Territory within thirty (30) days after Osiris obtains the label expansion for Prochymal for the relevant Indication.

3.4.8                        Participation Decision.  In the event Genzyme makes the Participation Decision as set forth in Section 3.2.2(a), the Parties shall share the Development Costs incurred in accordance with a Development Plan for any Phase III Clinical Trial of Chondrogen and for any Phase IV Study for Chondrogen for any Indication, as follows: Osiris shall be responsible for sixty percent (60%) of such Development Costs and Genzyme responsible for forty percent (40%) of such Development Costs in the development of Chondrogen.  In addition, if Genzyme’s Participation Decision occurs after Osiris has begun a Phase III Clinical Trial of Chondrogen, then Genzyme shall be responsible for reimbursing Osiris for 40% of the Development Costs incurred by Osiris in connection with that Phase III Clinical Trial prior to the date of the Participation Decision.

3.4.9                        Quarterly Reporting.  Commencing with the Effective Date and ending with the quarter in which no further obligations exist for either Party under any Development Plan, each Party shall report to the other Party (with a copy to the Steering Committee) within fifteen (15) Business Days (or as the Parties may otherwise agree) after the end of each quarter a detailed itemization of the actual Development Costs incurred by such Party (only to the extent consistent with a Development Plan approved by the Steering Committee) and a detailed update of all activities performed under each Development Plan.  If a Party’s actual costs are not available within the fifteen (15) Business Day period, the then current approved Development Plan Budget(s) may be used as an estimate, but each subsequent quarterly report shall reconcile any estimated amounts from the previous month (e.g. a 2Q report shall reconcile any estimates included in the 1Q report).  Unless otherwise delegated by the Steering Committee, the Parties agree that Genzyme shall be responsible for issuing a written report to the Steering Committee and to Genzyme within twenty-five (25) Business Days (or as the Parties may otherwise agree) after the end of each quarter reconciling all Development Costs.

3.5                               Consideration of Resources.  The Parties shall be the providers of first choice for any development activities under a Development Plan the Steering Committee deems appropriate based on each Party’s capacity to perform the activities; provided that if a Third Party can perform a development activity on terms that are more favorable than either Party’s terms, or the Steering Committee determines, in good faith, that the Party responsible for an activity is better served utilizing a Third Party, such responsible Party shall have the option of using such Third Party.

3.6                               Primary Contact Persons.  Each Party shall designate a qualified employee (each, a “Primary Contact Person”) who will serve as a Primary Contact Person.  As of the Effective Date, the initial Primary Contact Persons are set forth in Exhibit B attached hereto and incorporated herein by reference.  Each Party may change its Primary Contact Person upon written notice to the other Party.  The Primary Contact Persons shall initially attempt to resolve any disputes that arise during and in connection with any Development Plan.  If the Primary Contact Persons cannot resolve any such dispute within thirty (30) days (or such longer reasonable period of time as they may agree in writing) after their initial discussion of such issue, the dispute shall be submitted to the Steering Committee for resolution in accordance with Section 2.2 hereof.  Nothing in the foregoing shall limit a Party’s ability to designate one or more additional contact persons to interact with the other Party that are not the Primary Contact Person.

3.7                               Visit of Facilities.  Each of Genzyme and Osiris shall permit, and shall require its Affiliates and subcontractors to permit, to the extent reasonably required for purposes of this Agreement, the other or the representatives of the other to visit, upon reasonable notice specifying the context of such visit and at reasonably acceptable times, their respective facilities where the Development Plans is being conducted, and consult informally, during such visits and by telephone, facsimile and email, with their respective personnel performing work on the Development Plans.  Any costs and expenses associated with the visits contemplated by this Section 3.7 shall not be considered a Development Cost and shall be borne by the visiting Party.  Each Party shall maintain information obtained in such visit in confidence in accordance with Article 9 hereof and shall use such information only to the extent permitted by this Agreement.

3.8                               Records.  The Parties will make available and disclose to one another all results of the work conducted pursuant to any Development Plan and shall keep such records as described in this Section 3.8 or elsewhere in this Agreement; provided that each Party shall maintain such results and records of the other Party in confidence in accordance with Article 9 hereof and shall use such results or records only to the extent permitted by this Agreement.  The Parties shall maintain records of the results in sufficient detail and in good scientific manner appropriate for patent purposes and as will properly reflect all work done and results achieved in the performance of a Development Plan (including all data in the form required to be maintained under any applicable governmental regulations).  Such records shall include books, records, reports, research notes, charts, graphs, comments, computations, analyses, recordings, photographs, computer programs and documentation thereof, computer information storage means, samples of materials and other graphic or written data generated in connection with a Development Plan.  Each Party shall retain such records in accordance with the terms of its internal records retention policy, if any, but in any event no less than required under applicable laws and regulations.  Each Party hereby grants the other Party the right to inspect and copy such records during the Term to the extent reasonably required by the other Party for purposes of this Agreement.

3.9                               Ownership and Use of Data.  The Parties shall jointly own all Joint Program Data and such data shall constitute the Confidential Information of each Party under Article 9.  Each Party shall have the right to use the Joint Program Data in connection with the development of a Product for an Indication under a Development Plan and commercializing such Product for such Indication in its Territory.

ARTICLE 4:  REGULATORY AND MANUFACTURING

4.1                               Regulatory.  The Parties agree to collaborate in the efforts required to obtain and maintain the necessary Regulatory Approvals for a Product developed for an Indication pursuant to the Development Plan.  The Parties jointly will create a common registration dossier, which shall include a “common technical document” (“CTD”) meeting applicable Legal Requirements and containing all applicable data generated through performance of the Development Plan for an Indication, which shall serve as a basis for all regulatory filings in each country or region worldwide.  The Parties agree to use commercially reasonable best efforts to draft the common technical document so as to be acceptable to both the EMEA and FDA.  The Parties further agree that:

(a)                                  Osiris will be the sponsor of pre-clinical and clinical trials of a Product for an Indication in the Osiris Territory and shall be responsible for holding and managing the IND, but shall reasonably consult with Genzyme on strategic planning matters related thereto;

(b)                                 Genzyme will be Osiris’s legal representative within the meaning of Directive 2001/20/EC of pre-clinical and clinical trials of a Product for an Indication in the Genzyme Territory and shall be responsible for holding and managing all regulatory filings, but shall reasonably consult with Osiris on strategic planning matters related thereto;

(c)                                  Osiris will be responsible for filing the BLA and CTD supporting marketing authorization for a Product for an Indication with the appropriate Regulatory Agencies in the Osiris Territory; but shall reasonably consult with Genzyme on strategic planning matters related to such filings.  Osiris shall have the right to use all data related to a Product for an Indication, to reference the CTD and to incorporate by reference any and all parts of regulatory submissions made by Genzyme for any Indication;

(d)                                 Genzyme will be responsible for filing the BLA and CTD supporting marketing authorization for a Product for an Indication with the appropriate Regulatory Agencies in the Genzyme Territory, but shall reasonably consult with Osiris on strategic planning matters related to such filings.  Genzyme shall have the right to use all data related to a Product for an Indication, to reference the CTD and to incorporate by reference any and all parts of regulatory submissions made by Osiris for any Indication;

(e)                                  The Parties shall be jointly involved in the strategic planning and in the review of all written and meeting related regulatory communications concerning the Products.  For clarity, this shall not include review of SAE reporting, which is governed by Section 4.3.  Each Party shall use its commercially reasonable efforts to permit the other Party to attend and participate in all planned meetings or discussions with Regulatory Agencies pertaining to a Product for an Indication and such other Party shall receive written notice as soon as reasonably possible after notification of the meeting or discussion, but in any event sufficiently in advance of any such meetings or discussions so that each Party may attend and participate.  The applicable Party shall circulate to the other Party within five (5) Business Days draft minutes of such meeting.  Each Party shall provide any written correspondence received from a Regulatory Agency related to a Product to the other Party within seventy-two (72) hours after receipt;

(f)                                    The Parties will collaborate wherever possible to utilize the services and expertise of the other Party in developing all written and meeting related regulatory submissions to any Regulatory Agency.  Each Party shall provide the opportunity to the other Party to review any written and meeting related Regulatory Agency communications related to a Development Plan and all material Regulatory Agency communications following Regulatory Approval and shall consider incorporating any reasonable comments with regard to such correspondence; and

(g)                                 Each Party will maintain all records, including without limitation batch records and supporting documentation, required by Regulatory Agencies with respect to a Product developed pursuant to a Development Plan for the periods of time required by such authorities and shall provide a copy of all such records to the other Party.

4.2                               Regulatory Expenses.  Osiris shall be responsible for Regulatory Expenses for Product in all Indications in the Osiris Territory.  To the extent regulatory activities are required in the Genzyme Territory (beyond the regulatory activities required for the FDA), Genzyme shall be responsible for those incremental costs.  If Genzyme requests, and Osiris agrees, expenses incurred by Osiris on behalf of Genzyme in providing such assistance shall be reimbursed by Genzyme.

4.3                               Safety Reporting.  Each Party shall notify the other Party’s Primary Contact Person of (a) any serious adverse event information deemed reasonably likely to be related to the Product and relevant to the overall safety of the Product as determined by Osiris’s external safety monitor, (b) any information, regardless of source, reasonably sufficient to consider changes to an Indication or use or administration thereof, or (c) information from in vitro or animal studies demonstrating that the Product presents a significant and unexpected hazard to humans.  Each of the Parties shall, through its Primary Contact Person, promptly (but no later than twenty-four (24) hours after such Party becomes aware of the serious adverse event and as necessary for compliance with regulatory requirements) notify the other Party’s Primary Contact Person of all such serious adverse event information.  Expeditable events will be handled in accordance with the applicable United States regulations (21 C.F.R. 312, 314, 600) and/or any controlling foreign equivalent Regulatory Agency regulations, as applicable.  Osiris shall be responsible for filing all safety reports with the appropriate Regulatory Agency in the Osiris Territory, and shall furnish copies to Genzyme in advance of filing to the extent practicable in compliance with applicable laws and regulations.  Genzyme shall be responsible for filing all safety reports with the appropriate Regulatory Agency in the Genzyme Territory, and shall furnish copies to Osiris in advance of filing to the extent practicable in compliance with applicable laws and regulations.

4.4                               Product Supply.

4.4.1                       Clinical Supplies.  Osiris shall be responsible for manufacturing or procuring sufficient quantities of Product for use in preclinical or clinical trials in the Osiris Territory and the Genzyme Territory.  In the event non-human MSCs are required for pre-clinical trials or scientific experiments, Genzyme shall assist Osiris in identifying a suitable source for such MSCs.

4.4.2                       Commercial Supplies.

(a)                                  Osiris Territory.  Osiris shall be responsible for manufacturing or procuring sufficient quantities of Product for commercial sale in the Osiris Territory.  If Osiris engages a Third Party manufacturer, it shall enter into a commercially reasonable confidentiality agreement with such Third Party manufacturer, which confidentiality agreement shall contain terms and conditions no less stringent than those set forth in Article 9 of this Agreement.

(b)                                  Genzyme Territory.  Genzyme shall be responsible for manufacturing or procuring sufficient quantities of Product for commercial sale in the Genzyme Territory.  Upon request of Genzyme, Osiris shall use commercially reasonable efforts to facilitate the supply of Product to Genzyme under the terms of the supply agreement existing as of the Effective Date between Osiris and Osiris’ Third Party manufacturer, Lonza Group Ltd., or any other Third Party manufacturer that Osiris has engaged to produce Product during the Term.  In the event that Osiris is producing Product for use in the Osiris Territory, at Genzyme’s request, Osiris shall negotiate with Genzyme in good faith to manufacture and supply Product for commercial sale in Genzyme’s Territory.  At Genzyme’s request, Osiris shall provide to Genzyme, at Genzyme’s cost, all information, technology, training and assistance as is reasonably necessary for Genzyme to manufacture Product for commercial sale in the Genzyme Territory.  Genzyme shall enter into commercially reasonable confidentiality agreements with such Third Party manufacturers containing terms no less stringent than those set forth in Article 9 of this Agreement.

(c)                                   Additional Capacity.  If either Party requires access to additional manufacturing capacity for Product, the other Party will have the first right to supply Product; provided that the terms for such supply are at least as favorable to such Party as the terms offered by any Third Party.

ARTICLE 5:  COMMERCIALIZATION

5.1                               Osiris Territory.

5.1.1                       Osiris Responsibilities in the Osiris Territory.  Osiris will have sole responsibility for sales, marketing, manufacturing and distribution activities for Prochymal and Chondrogen in the Osiris Territory and will book all revenues resulting from such sales in the Osiris Territory.  Subject to Section 5.1.2, Osiris shall also have sole responsibility for deploying a sales force in the Osiris Territory.

5.1.2                       U.S. Launch Support for Prochymal.  Notwithstanding Section 5.1.1, for a period commencing six (6) months prior to the anticipated date of Marketing Approval by the FDA for Prochymal for the first Indication and continuing until the date that is **** (the “Launch Period”) (as such Launch Period may be modified as agreed by the Parties), at Osiris’s request Genzyme shall provide commercially reasonable and customary support for the launch of Prochymal in the Osiris Territory consisting of the following resources ****

5.1.3                       Genzyme Right of Negotiation For Commercialization Rights.

(a)                                   Notice to Genzyme.  In the event Osiris determines to enter into discussions with any Third Party, regardless of whether initiated by Osiris or the Third Party, regarding a transaction that would include a license, sale, transfer or disposal of rights to (i) Prochymal or Chondrogen in the Osiris Territory, or (ii) Chondrogen in the Genzyme Territory if Genzyme has made a No Participation Decision, in each case provided that the discussion is other than for a Change of Control of Osiris, then prior to Osiris entering into any discussions with any Third Party, Osiris shall first notify Genzyme in writing of the proposed transaction.  Such notice shall be accompanied by a summary of all material data and information then available to Osiris (and not subject to contractual or legal restrictions on disclosure to Genzyme) that is reasonably necessary for Genzyme to make a preliminary evaluation of its interest in such transaction. **** Nothing in this Section 5.1.3 shall prevent Osiris from entering into any agreement with a Third Party that does not involve Prochymal or Chondrogen.

(b)                                  Right of Negotiation.  If Genzyme provides Osiris with written notification during the Response Period of its intent to pursue a transaction falling within Section 5.1.3(a), then Genzyme shall have (i) with respect to Prochymal, the non-exclusive right, (ii) with respect to Chondrogen unless and until Genzyme has made a No Participation Decision, the exclusive right, and (iii) with respect to Chondrogen if Genzyme has made a No Participation Decision, the non-exclusive right to negotiate with Osiris for such transaction (the “Right of Negotiation”), Osiris shall continue to make itself and its agents available for the conduct of due diligence by Genzyme and the Parties shall negotiate in good faith with the objective of

****	Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission.

executing a definitive written agreement memorializing such transaction.  Osiris’ obligation to negotiate with Genzyme shall terminate ****

(c)                                  Genzyme Not Interested.  If (i) Genzyme fails to notify Osiris during the Response Period of its interest in pursuing a transaction, or (ii) Genzyme notifies Osiris that Genzyme is not interested in pursuing a transaction during the Response Period, then Osiris shall have no obligation to negotiate with Genzyme pursuant to this Section 5.1.3 with respect to such transaction and shall thereafter be free to enter into a transaction falling within Section 5.1.3(a)with any Third Party at any time; provided, that Genzyme’s Right of Negotiation shall recommence if Osiris does not enter into an agreement for a transaction with a Third Party ****

5.2                                 Genzyme’s Notification Right Regarding Distribution Outsourcing.  In the event Osiris determines to enter into discussion with any Third Party regarding the distribution of Prochymal or Chondrogen in the Osiris Territory that does not involve a transaction of the type contemplated in Section 5.1.3(a), including procuring a distribution agent or contract sales force, Osiris shall first notify Genzyme in writing of the proposed transaction and the Parties will discuss in good faith whether Genzyme could provide such services on mutually agreeable terms.

5.3                                 Genzyme Responsibilities in the Genzyme Territory.  Genzyme shall: (i) have sole responsibility for sales, marketing and distribution activities for Product in the Genzyme Territory; (ii) exercise commercially reasonable efforts to sell, market and distribute Prochymal for Indications that have received Marketing Approval in the Genzyme Territory; (iii) exercise commercially reasonable efforts to sell, market and distribute Chondrogen after a Genzyme Participation Decision and after receipt of Marketing Approval in the Genzyme Territory; and (iv) book all revenues resulting from such sales in the Genzyme Territory.  Genzyme shall also have sole responsibility for deploying a sales force in the Genzyme Territory.

ARTICLE 6:  CONSIDERATION

6.1                               Upfront Payments.  In partial consideration of the rights and licenses granted to Genzyme hereunder, Genzyme shall make the following one-time, non-refundable, non-creditable payments to Osiris:

(a)                                  Seventy-Five Million Dollars (US $75,000,000) within fifteen (15) Business Days after the Effective Date; and

(b)                                 Fifty-Five Million Dollars (US $55,000,000) on July 1, 2009.

6.2                               Prochymal Development Milestones.

6.2.1                        Payments to Osiris.  As further consideration for the rights and licenses granted to Genzyme hereunder with respect to Prochymal and subject to Sections 3.1.4(c) and 6.2.3, Genzyme shall make the following non-refundable, non-creditable, one-time payments

****	Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission.

(each, a “Prochymal Development Milestone Payment”) to Osiris for the achievement of each of the following milestone events.  Each Prochymal Development Milestone Payment shall be made within thirty (30) days after the date Osiris provides written documentation to Genzyme of the achievement of each milestone event.

(a)                                  GvHD Indication.

(i)                                     Twenty-Five Million Dollars (US $25,000,000) upon Marketing Approval by the FDA of Prochymal for the GvHD Indication; and

(ii)                                  Twenty-Five Million Dollars (US $25,000,000) upon Marketing Approval by the EMEA of Prochymal for the GvHD Indication.

(b)                                 Crohn’s Indication.

(i)                                     Fifty Million Dollars (US $50,000,000) upon demonstration in (y) the Crohn’s Indication Clinical Trials or (z) any other double blinded, placebo controlled Phase II Clinical Trial or Phase III Clinical Trial conducted and funded by Osiris, of Statistical Significance of the primary endpoint(s) of either a 100 point reduction in the Crohn’s disease activity index (“CDAI”) or remission as evidenced by a CDAI of less than 150; and

(ii)                                  One Hundred Million Dollars (US $100,000,000) upon Marketing Approval by the EMEA of Prochymal for the Crohn’s Indication.

(c)                                  Ulcerative Colitis Indication

(i)                                     Ten Million Dollars (US $10,000,000) upon demonstration of the achievement of Statistical Significance of a mutually agreed upon endpoint(s) (as previously set by the Steering Committee) in a Phase II Clinical Trial or Phase III Clinical Trial of Prochymal for the Ulcerative Colitis Indication; and

(ii)                                  Twenty Million Dollars ($20,000,000) upon Marketing Approval by the EMEA of Prochymal for the Ulcerative Colitis Indication.

(d)                                 COPD Indication

(i)                                     Forty Million Dollars (US $40,000,000) upon Marketing Approval by the EMEA of Prochymal for the COPD Indication.

(e)                                  Each Additional Major Indication.  With respect to each Major Indication (other than the Crohn’s Indication, the Ulcerative Colitis Indication and the COPD Indication, which are separately addressed in (b), (c) and (d) above):

(i)                                     Twenty Million Dollars (US $20,000,000) upon demonstration of Statistical Significance of a mutually agreed upon endpoint(s) (as previously set by the Steering Committee) in a Phase II Clinical Trial or a Phase III Clinical Trial of Prochymal for such Major Indication; and

(ii)                                  Forty Million Dollars (US $40,000,000) upon Marketing Approval by the EMEA of Prochymal for such Major Indication.

(f)                                    Each Other Indication.

(i)                                     Five Million Dollars (US $5,000,000) upon demonstration of Statistical Significance of a mutually agreed upon endpoint(s) (as previously set by the Steering Committee) in a Phase II or III Clinical Trial of Prochymal for each Other Indication; and

(ii)                                  Fifteen Million Dollars (US $15,000,000) upon Marketing Approval by the EMEA of Prochymal for each Other Indication.

For clarity, if any particular milestone specified in this Section 6.2.1 is achieved in both a Phase II and a Phase III trial for the same Indication, that milestone shall only be paid once.

6.2.2                        Genzyme Opt-In Right.  Subject to the cap set forth in Section 6.2.3, if Genzyme exercises the Genzyme Opt-In Right pursuant to Section 3.1.4(d) for Prochymal for a Major Indication (other than the Crohn’s Indication, Ulcerative Colitis Indication, Diabetes Indication, COPD Indication and Cardiac Indication) or an Other Indication, then Genzyme shall  pay to Osiris an amount equal to two (2) times the amount of Prochymal Development Milestone Payment that Genzyme would have otherwise owed had Genzyme and Osiris pursued such Major Indication or Other Indication as an Accepted Indication pursuant to Section 3.1.4(b).  Such amount will be owed for each Indication with respect to which Genzyme exercises the Genzyme Opt-in Right.

6.2.3                        Cap on Prochymal Development Milestone Payments.  In no event shall Genzyme be obligated to make Prochymal Development Milestone Payments to Osiris under Section 6.2.1 and 6.2.2 which in the aggregate exceed Five Hundred Million Dollars (US $500,000,000), regardless of the number of Indications developed for Prochymal.  Once the total Prochymal Development Milestone Payments to Osiris equal Five Hundred Million Dollars, Genzyme shall have no further obligation to make Prochymal Development Milestone Payments to Osiris even if additional milestone events occur.  For clarity, the Prochymal Sales Milestone Payments are excluded from the calculation of the cap on Prochymal Development Milestone Payments.

6.3                                 Prochymal Sales Milestones.  As further consideration for the rights and licenses granted to Genzyme hereunder with respect to Prochymal, Genzyme shall make the following non-refundable, non-creditable, one-time payments (each, a “Prochymal Sales Milestone Payment”) to Osiris for the achievement of each of the following milestone events.  For clarity, (a) each payment shall be made one time only (regardless of the number of calendar years in which each such sales milestone is achieved), and (b) each payment shall be based on the total Net Sales for Prochymal in the Genzyme Territory in a calendar year (i.e., shall not be based on cumulative Net Sales from the date of First Commercial Sale), recognizing that multiple milestone payments can be earned in the same calendar year.  Each Prochymal Sales Milestone Payment shall be made within thirty (30) days after achievement of each milestone event.

Aggregate Annual Net Sales of Prochymal in the Genzyme Territory in a Calendar Year	Payment
Equal to or greater than Five Hundred Million Dollars (US $500,000,000)	One Hundred Million Dollars (US $100,000,000)

Equal to or greater than One Billion Dollars (US $1,000,000,000)	One Hundred Fifty Million Dollars (US $150,000,000)

6.4                                 Chondrogen Development Milestones.  As further consideration for the rights and licenses granted to Genzyme hereunder with respect to Chondrogen and subject to Genzyme making a Participation Decision pursuant to Section 3.2.2(b), Genzyme shall make the following non-refundable, non-creditable, one-time payments (each, a “Chondrogen Development Milestone Payment”) to Osiris for the achievement of each of the following milestone events by Osiris or its Affiliates or licensees.  Each Chondrogen Development Milestone Payment shall be made within thirty (30) days after the achievement of each milestone event.

6.4.1                        Phase II Clinical Trial or Phase III Clinical Trial.

(a)                                  Ten Million Dollars (US $10,000,000) upon Genzyme making a Participation Decision pursuant to Section 3.2.2(b); and

(b)                                 Ten Million Dollars (US $10,000,000) upon demonstration of Statistical Significance of Disease Modification in a Phase II Clinical Trial or Phase III Clinical Trial (including a clinical trial designated as a Phase II/III Clinical Trial) of Chondrogen.

(c)                                  For clarity, if Genzyme makes a Participation Decision and a Phase II Clinical Trial, Phase II/III Clinical Trial or a Phase III Clinical Trial demonstrates Chondrogen’s Disease Modification characteristics, then both payments in Sections 6.4.1(a) and 6.4.1(b) shall be payable by Genzyme.

6.4.2                        Marketing Approval.

(a)                                  Forty Million Dollars (US $40,000,000) upon Marketing Approval by the FDA or EMEA of Chondrogen with a label that allows Chondrogen to be marketed as a Pain Therapeutic; and

(b)                                 Forty Million Dollars (US $40,000,000) upon Marketing Approval by the FDA or EMEA of Chondrogen with a label that allows Chondrogen to be marketed for Disease Modification.

(c)                                  For clarity, if the FDA or EMEA grants Marketing Approval that allows Chondrogen to be marketed both as a Pain Therapeutic and for Disease Modification, then both payments in Sections 6.4.2(a) and (b) above shall be payable by Genzyme to Osiris.

6.5                                 Chondrogen Sales Milestones.  As further consideration for the rights and licenses granted to Genzyme hereunder with respect to Chondrogen, Genzyme shall make the following non-refundable, non-creditable, one-time payments (each, a “Chondrogen Sales Milestone Payment”) to Osiris for the achievement of each of the following milestone events in the event Genzyme has made a Participation Decision pursuant to Section 3.2.2(b).  For clarity, (a) each payment shall be made one time only (regardless of the number of calendar years in which each such sales milestone is achieved), and (b) each payment shall be based on the total Net Sales for Chondrogen made by Genzyme, its Affiliates and sublicensees in the Genzyme Territory in a calendar year (i.e., shall not be based on cumulative Net Sales from the date of First Commercial Sale), recognizing that multiple payments can be earned in the same calendar year.  Each Chondrogen Sales Milestone Payment shall be made within thirty (30) days after achievement of each milestone event.

Aggregate Annual Net Sales of Chondrogen in the Genzyme Territory in a Calendar Year	Payment
Equal to or greater than Five Hundred Million Dollars (US $500,000,000)	One Hundred Million Dollars (US $100,000,000)

Equal to or greater than One Billion Dollars (US $1,000,000,000)	One Hundred Fifty Million Dollars (US $150,000,000)

Equal to or greater than Two Billion Dollars (US $2,000,000,000)	One Hundred Fifty Million Dollars (US $150,000,000)

6.6                                 Royalties Payable to Osiris.

6.6.1                        Royalty Rates.  As further consideration for the rights and licenses granted by Osiris to Genzyme for the Products, and subject to Sections 6.6.2, 6.6.3 and 6.6.4, Genzyme shall pay royalties to Osiris on Net Sales of Product in the Genzyme Territory at the rates set forth in the table below for the duration (on a country-by-country basis) set forth in Section 6.6.3:

Aggregate Annual Net Sales per Calendar Year of Product in the Genzyme Territory	Royalty Rate
Annual Net Sales less than ****	****

Annual Net Sales equal to or greater than ****	****

****	Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission

6.6.2                        Royalty Calculation.  The Parties agree that royalties payable under Section 6.6.1 for Product shall be calculated as follows:

(a)                                  ****

(b)                                 Adjustment.  In the event that the Parties assume under Section 6.6.2(a) that annual aggregate Net Sales of Product in the Genzyme Territory shall equal or exceed **** for any subsequent calendar year, and if, despite Genzyme’s commercially reasonable efforts to commercialize Products in the Genzyme Territory, the annual aggregate Net Sales of Product in the Genzyme Territory fail to reach **** for any subsequent calendar year, then the Parties shall true-up the royalty payments to Osiris as follows: royalties shall be calculated based on actual annual aggregate Net Sales of Product in the Genzyme Territory using the appropriate rate for each portion of sales in the table set forth in Section 6.6.1 and the amount of any overpayment of royalties by Genzyme for the calendar year shall be offset against future royalty payments due to Osiris in the next calendar year.  In the event no future royalty payments are due to Osiris, then Osiris shall reimburse Genzyme for the amount of such overpayment within thirty (30) days of the date that such overpayment amount has been determined.

(c)                                  ****

6.6.3                        Royalty Duration.

(a)                                  Prochymal.  Royalties shall be payable with respect to Net Sales of Prochymal in the Genzyme Territory by Genzyme, its Affiliates and sublicensees hereunder on a country-by-country basis commencing upon the First Commercial Sale of Prochymal in any country in the Genzyme Territory and continuing until the later of ****.

(b)                                 Chondrogen.  Royalties shall be payable with respect to Net Sales of Chondrogen in the Genzyme Territory by Genzyme, its Affiliates and sublicensees hereunder on a country-by-country basis commencing upon the First Commercial Sale of Chondrogen in any country in the Genzyme Territory and continuing until the later of ****.

6.6.4                        Royalty Payments; Reports.  Royalties will be paid by Genzyme on Net Sales of Product in the Genzyme Territory no later than forty-five (45) days after the end of each calendar quarter in which such Net Sales are made.  Such payments will be accompanied by a report setting out the details necessary to calculate the amounts actually due hereunder with respect to Net Sales of Product made in that calendar quarter, including gross sales of Product in the calendar quarter sold on a country-by-country basis, all relevant deductions, and all relevant exchange rate conversions.  If no earned royalties are due for a calendar quarter after Marketing Approval in the Genzyme Territory, Genzyme will so report.  Genzyme will require each Affiliate and sublicensee to make appropriate reports to Genzyme in a timely manner to enable Genzyme to comply with this Section 6.6.4.  If Net Sales in one or more territories in the Genzyme Territory are unavailable or cannot be calculated during the 45 day period, then

****	Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission

Genzyme may use an estimate of Net Sales and Net Sales Adjustments in such territory or territories based on the Net Sales in the applicable territory during the previous calendar quarter.  Each subsequent quarterly report shall reconcile any estimates included in a previous report.

6.7                                 Royalties Payable to Genzyme.

6.7.1                        Royalty Rates.  As consideration for the launch support provided by Genzyme to Osiris for Prochymal in the Osiris Territory pursuant to Section 5.1.2, Osiris shall pay royalties to Genzyme on Net Sales by Osiris, its Affiliates and licensees of Prochymal for all Indications in the Osiris Territory at the following rates:

(a)                                  ****

(b)                                 ****

6.7.2                        Royalty Payments; Reports.  Royalties will be paid by Osiris on Net Sales of Prochymal in the Osiris Territory no later than sixty (60) days after the end of each calendar quarter in which such Net Sales are made.  Such payments will be accompanied by a report setting out the details necessary to calculate the amounts actually due hereunder with respect to Net Sales of Prochymal made in that calendar quarter, including gross sales of Prochymal in the calendar quarter sold on a country-by-country basis, all relevant deductions, and all relevant exchange rate conversions.  If no earned royalties are due for a calendar quarter after Marketing Approval in the Osiris Territory, Osiris will so report.  Osiris will require each Affiliate and licensee to make appropriate reports to Osiris in a timely manner to enable Osiris to comply with this Section 6.7.2.

6.8                                 Records; Audits.  Each Party shall keep, and shall cause its Affiliates and Third Party sublicensees to keep, full and accurate records and books of account containing all particulars that may be necessary for the purpose of calculating Development Costs and Net Sales of a Product for an Indication to be received or borne by the Parties pursuant to this Agreement, including without limitation, inventory, purchase and invoice records, manufacturing records, sales analysis, general ledgers, financial statements, and tax returns.  Such books of account, with all necessary supporting data, shall be kept by such Party at its place of business for the six (6) years next following the end of the calendar year to which each shall pertain.  Each Party (the “Audited Party”) shall permit an independent accounting firm selected by the other Party (the “Verifying Party”) and reasonably acceptable to the Audited Party, which acceptance shall not be unreasonably withheld or delayed, to have access during normal business hours to such records as may be reasonably necessary to verify the accuracy of the Audited Party’s reports of Development Costs and Net Sales of a Product for an Indication as provided herein.  All such verifications shall be conducted at the expense of the Verifying Party and not more than once in each calendar year.  In the event such audit concludes that adjustments should be made in the Verifying Party’s favor, then any appropriate payments **** shall be paid by the Audited Party within twenty (20) Business Days after the Audited Party receives the Verifying Party’s accounting firm’s written report so concluding, unless the Audited Party shall have a good faith

****	Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission dispute as to the conclusions set forth in such written report, in which case the audited Party shall provide written notice to the Verifying Party within such twenty (20) Business Day period of the nature of its disagreement with such written report.  The Parties shall thereafter, for a period of forty (40) Business Days, attempt in good faith to resolve such dispute and if they are unable to do so then the matter will be submitted to dispute resolution in accordance with Section 2.2.2 hereof.  The fees charged by such accounting firm shall be paid by the Verifying Party unless the audit discloses that adjustments in favor of the Verifying Party for the period ****

6.9                                 Calculation of Payment.  With respect to amounts due by one Party to the other Party resulting from Net Sales earned or expenses incurred in U.S. dollars, the Net Sales or expense amounts shall be expressed in U.S. dollars.  With respect to amounts due by one Party to the other Party resulting from Net Sales earned or expenses incurred in a currency other than U.S. dollars, the Net Sales or expense shall be expressed in the currency in which such Net Sales were earned or expenses incurred together with the U.S. dollars equivalent, translated in accordance with GAAP, using the average foreign exchange rate for such currency for the month in which such sale or expense is reported, as published by Bloomberg.

6.10                           Late Payments.  Any payments owed by Genzyme or Osiris under this Agreement that are not paid on or before the date such payments are due shall accrue daily interest, to the extent permitted by law, at the rate equal to ****

6.11                           FIN 46 Cooperation.  The Parties agree to cooperate with each other in good faith to meet any necessary compliance, disclosure or financial reporting obligations under Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46”) or any successor FASB interpretation pertaining to the consolidation of variable interest entities.  To the extent reasonably allowed under FIN 46, communications between the Parties under this Section 6.11 shall be subject to the confidentiality provisions of Article 9.

ARTICLE 7:  GRANT OF RIGHTS

7.1                                 License to Genzyme.

7.1.1                        License Grant.  Subject to and conditioned upon Genzyme’s compliance with, the terms of this Agreement Osiris hereby grants Genzyme (a) an exclusive (even as to Osiris, except as required for Osiris to meet its development and supply obligations hereunder), royalty-bearing right and license, with the right to sublicense (subject to Section 7.1.2), during the Term of this Agreement under the Osiris Intellectual Property and Osiris’s interest in any Joint Patent Rights and Joint Technology solely to research, develop, make, have made, use, sell, offer for sale and import Products in the Field in the Genzyme Territory, and (b) a non-exclusive right and license, with the right to sublicense, during the Term of this Agreement under the Osiris Intellectual Property to research, make, have made, use and export Products in the Field in North America.  In addition, Osiris shall provide Genzyme with reasonable quantities of the Product sufficient for Genzyme’s research purposes in connection with its obligations under any

****	Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission

Development Plan.  After expiration of all royalty obligations under Section 6.6 to Osiris for any Product in a country in the Genzyme Territory, (i) no further royalties shall be payable in respect of sales of such Product on a country-by-country basis, and (ii) all licenses granted to Genzyme pursuant to this Section 7.1 with respect to such Product shall become fully paid-up, perpetual, irrevocable, royalty-free, non-exclusive, worldwide licenses.

7.1.2                        Sublicenses.  Genzyme shall have the right to sublicense its rights under this Agreement upon the written consent of Osiris which shall not be unreasonably withheld, conditioned or delayed.  Any sublicense by Genzyme of the rights granted in this Section 7.1 shall be consistent with the terms of this Agreement.  In the event Genzyme grants a sublicense of the rights granted herein, Genzyme shall promptly provide a copy of such sublicense to Osiris.  Furthermore, Genzyme shall notify Osiris in writing if any sublicensee fails to reasonably comply with the material provisions of this Agreement.  Genzyme shall assume the same responsibility for the activities of its sublicensees as if the activities were directly those of Genzyme.  If this Agreement is terminated and a given sublicense granted by Genzyme is in force and effect on the date of such termination, such sublicense shall survive, provided that (a) such sublicensee will continue to make all reports and payments due and owing under its sublicense to Osiris rather than Genzyme and (b) Osiris will not be deemed to have assumed any obligations broader in scope than it has under this Agreement.

7.1.3                        Japanese Rights for Prochymal for GvHD Indication.  In the event that, at any time during the Term, the license under the Osiris Intellectual Property for the development and commercialization of Prochymal for the GvHD Indication granted by Osiris prior to the Effective Date to a Third Party in Japan expires or terminates for any reason, Osiris shall promptly notify Genzyme and, subject to the last sentence of this Section 7.1.3, if requested by Genzyme in writing, the Genzyme Territory shall be automatically amended to include Japan.  After such extension of the Genzyme Territory, Genzyme shall be responsible for paying the contractual milestones payments set forth in the License Agreement by and between JCR Pharmaceuticals Co., Ltd. and Osiris Acquisitions II, Inc. executed 26 August 2003, as amended from time to time.  For clarity, Genzyme shall not be liable for paying any milestones or other payments due and unpaid by JCR Pharmaceuticals prior to the extension of Genzyme’s Territory to include Japan.

7.2                                 Covenant Not to Sue Osiris.  During the Term, Genzyme covenants not to enforce against Osiris or an Osiris Collaborator any rights under the Genzyme Intellectual Property, and shall not initiate any action asserting a claim of infringement under the Genzyme Patent Rights against Osiris or an Osiris Collaborator, solely to the extent Osiris and an Osiris Collaborator are making, using, selling, offering for sale or importing Product for an Indication in the Osiris Territory or researching, developing, making, having made or using Product in the Osiris Territory for an Indication in accordance with the terms of this Agreement; provided that Genzyme does not covenant not to sue Osiris or an Osiris Collaborator under the Genzyme Intellectual Property if it is restricted from doing so by law.  The Parties agree that the foregoing covenant is (a) personal to Osiris and, if applicable, an Osiris Collaborator, and cannot be assigned or transferred and (b) does not constitute a release or waiver of past, present or future infringement of any Genzyme Intellectual Property by Osiris or any third Party (including an Osiris Collaborator) acting outside the scope of this Agreement.  As used herein, an “Osiris Collaborator” shall mean any Third Party that is a (a) licensee under the Osiris Intellectual

Property (subject to Osiris’ compliance with Section 5.1.3) that is researching, developing, making, having made, using or selling Product for an Indication in the Osiris Territory or (b) subcontractor of Osiris that is conducting development activities in the Osiris Territory in accordance with the terms of this Agreement.

7.3                                 Additional Rights.  In the event that the Parties determine that a license to the intellectual property rights or technology of any Third Party is necessary for the development, manufacture, use or sale of a Product for an Indication in the Genzyme Territory or Osiris Territory (“Additional Rights”), then Osiris shall use commercially reasonable efforts to acquire a license under such Additional Rights from the Third Party.  Osiris will use commercially reasonable efforts to obtain the right to sublicense such Additional Rights to Genzyme as Osiris Intellectual Property under Section 7.1, under terms to be negotiated by the Parties in good faith.  In the event Osiris is unable to obtain the right to sublicense such Additional Rights to Genzyme, Genzyme shall have the right to obtain a license under such Additional Rights from the Third Party in the Genzyme Territory, and offset royalties to such Third Party as set forth in the last sentence of this Section 7.3.  In the event that Osiris does not agree with Genzyme’s assessment that a license to the intellectual property rights or technology of a Third Party is reasonable or necessary to (a) develop, manufacture, use, sell or offer for sale Product for an Indication in the Genzyme Territory, or (b) make, have made, use or export Product for an Indication in North America, then the matter shall be resolved by submission to an independent registered U.S. patent attorney mutually agreed to by the Parties.  In the event that a license from a Third Party is reasonable or necessary, Genzyme shall be entitled to offset against royalties otherwise payable for Product to Osiris ****

7.4                                 No Other Rights.  Any rights of a Party not expressly granted to the other Party, or otherwise expressly restricted or limited, under this Agreement shall be retained by such Party.  No license shall be deemed to be granted by implication, estoppel, course of dealing, or otherwise.

7.5                                 Rights to Exploit Intellectual Property Outside of Collaboration.  The Parties shall be free to exploit and license their respective Intellectual Property outside the Collaboration.  Both Parties recognize that the other intends to continue research and development activities beyond the scope of this Agreement.  Each Party shall own all preclinical and clinical data generated in the performance of its own activities outside the Collaboration (“Non-Program Data”) and such data shall constitute Confidential Information of that Party under Article 9.

7.6                                 Rights to Exploit Joint Patent Rights and Joint Technology.  With respect to any Joint Patent Rights and Joint Technology, and subject to all other terms and conditions of this Agreement, including Section 8.1.4, the Parties agree that each Party shall be free to exploit the Joint Patent Rights and Joint Technology.

7.7                                 Exclusivity. **** Notwithstanding the restrictions set forth in the preceding two sentences, if Genzyme makes a No Participation Decision as set forth in Section 3.2.2, Osiris shall not be restricted from developing, manufacturing, marketing, selling or distributing

****	Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission

Chondrogen.  During the Term, in no event shall Genzyme, itself or through a Third Party, commercialize any Product in the Field in the Osiris Territory.  ****

7.8                                 Right of Notification.

7.8.1                        Osiris Events.  Genzyme shall have the right to be notified by Osiris (the “Right of Notification”) in writing within ten (10) Business Days following the earlier of (a) the receipt of a bona fide written term sheet or bona fide written offer from any Third Party regarding a transaction involving a Change of Control of Osiris, or (b) Osiris’s decision to seek a strategic alternative that could result in a Change of Control (each of such written term sheet, offer or event, an “Osiris Event”).  A term sheet or offer will be considered “bona fide” for purposes of this Section 7.8.1 in the reasonable, good faith judgment of the Osiris Board of Directors.

7.8.2                        Notice to Genzyme.  Osiris shall communicate the Osiris Event in writing to Genzyme within the ten (10) Business Day period referenced in Section 7.8.1 above (such notice being a “Proposal Notice”).  For avoidance of doubt, the Proposal Notice must be delivered within ten (10) days of the occurrence of an Osiris Event.  Osiris shall not consummate or enter into a letter of intent, term sheet or definitive agreement which binds Osiris to negotiate or consummate a transaction described above with any Third Party for a period of ten (10) days after the date Genzyme receives the Proposal Notice.  After the expiration of such ten (10) day period, Osiris shall be free to consummate a binding transaction with a Third Party with respect to such rights.

7.8.3                        Termination of Right of Notification.  Notwithstanding any of the foregoing, the Right of Notification shall terminate upon the earlier to occur of (a) a Change of Control of either Party (provided that prior to such Change of Control of Osiris, Osiris shall have fully complied with its obligations under this Section 7.8.3), or (b) the termination or expiration of this Agreement.  Osiris shall provide Genzyme with written notice of a Change of Control promptly following the closing of the relevant transaction.

ARTICLE 8:  INTELLECTUAL PROPERTY RIGHTS

8.1                                 Ownership of Technology and Patent Rights; Prosecution of Patent Rights.

8.1.1                        Disclosure of Technology.  During the Term, (a) each Party shall promptly disclose to the other Party all Joint Technology, (b) Genzyme shall promptly disclose to Osiris all Genzyme Technology under its Control that is necessary to develop the Product for an Indication under a Development Plan, and (c) Osiris shall promptly disclose to Genzyme all Osiris Technology under its Control that is necessary to develop a Product for an Indication under a Development Plan.

****	Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission

8.1.2                        Ownership of Osiris Technology and Patent Rights.  All right, title and interest in all Osiris Technology owned or Controlled by Osiris, together with all Osiris Patent Rights that claim the foregoing, shall remain the sole and exclusive property of Osiris.

8.1.3                        Ownership of Genzyme Technology and Patent Rights.  All right, title and interest in all Genzyme Technology owned or Controlled by Genzyme, together with all Genzyme Patent Rights that claim the foregoing, shall remain the sole and exclusive property of Genzyme.

8.1.4                        Joint Technology and Joint Patent Rights.  After consultation with Genzyme, and using mutually acceptable patent counsel, Osiris shall have the responsibility to prepare and file all U.S. provisional and U.S. patent applications.  After consultation with Osiris, and using mutually acceptable patent counsel, Genzyme shall have the responsibility to prepare and file all PCT applications.  Upon national phase entry into the Osiris Territory, all right, title and interest in all Joint Technology and Joint Patent Rights shall be assigned to Osiris in the Osiris Territory and Osiris shall grant Genzyme a non-exclusive, fully paid up, non-royalty bearing license to the Joint Technology and Joint Patent Rights in the Osiris Territory.  Upon national phase entry into the Genzyme Territory, all  right, title and interest in all Joint Technology and Joint Patent Rights shall be assigned to Genzyme in the Genzyme Territory and Genzyme shall grant to Osiris a non-exclusive, fully paid up, non-royalty bearing license to the Joint Technology and Joint Patent Rights in the Genzyme Territory.  The Parties agree to use commercially reasonable efforts to protect any Joint Technology and Joint Patent Rights.  If the practice of the Joint Technology or Joint Patent Rights occurs outside of the Collaboration and (a) requires Osiris Intellectual Property, Genzyme shall be required to seek a license from Osiris to use such Osiris Intellectual Property, such license to be granted or withheld at Osiris’s sole discretion, or (b) requires Genzyme Intellectual Property, Osiris shall be required to seek a license from Genzyme to use such Genzyme Intellectual Property, such license to be granted or withheld at Genzyme’s sole discretion.  Upon termination or expiration of this Agreement, both Parties agree to non-exclusively license to each other all Joint Patent Rights and further agree that such licenses shall be worldwide and include the right to sublicense.

8.1.5                        Osiris Patent Challenge.  If Genzyme or any of its affiliates commences any action of proceeding (including any patent opposition, interference or reexamination proceeding), or otherwise asserts in writing any claim, challenging or denying the validity of the Osiris Patent Rights or assists any other party in bringing or prosecuting any such action or proceeding (except in response to a duly issued subpoena) (“Osiris Patent Challenge”), then Osiris may, at Osiris’ sole option, increase the Royalty payable ****.  In the event that Osiris elects to increase the Royalty rate, then Genzyme shall fully compensate Osiris for its reasonable legal fees and expenses in the event that the claims are unchanged as a result of the challenge and Osiris shall fully compensate Genzyme for its reasonable legal fees and expenses and the additional royalty in the event that the claims of the challenged Osiris Patent Right are changed as a result of the challenge.  For the avoidance of doubt, statements by Genzyme or its affiliates about any Joint Patent Rights or Genzyme Patent Rights or any Osiris Patent Rights in

****	Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission connection with the prosecution, enforcement or defense of any Patent Rights which are not Osiris Patent Rights shall not be considered to be an Osiris Patent Challenge.

8.1.6                        Cooperation of Third Parties.  Each Party represents and agrees that all of its employees and all of its Affiliates’ employees acting under its or its Affiliates’ authority in the performance of a Development Plan or pursuant to the licenses or covenants granted under Section 7.1 and 7.2 hereof shall be obligated under a binding written agreement or established corporate policy to assign to such Party, all Technology and Patent Rights discovered, made, conceived or reduced to practice by such employee as a result of such employee’s employment.  In the case of all others acting in the performance of a Development Plan or pursuant to the licenses or covenants granted under Section 7.1 and 7.2 hereof, such as consultants, subcontractors, licensees, sublicensees, outside contractors, clinical investigators, agents, or non-employees working for non-profit academic institutions, such others shall also be obligated under an agreement that meets the criteria of the preceding sentence, unless otherwise approved by the Steering Committee.  The Parties agree to undertake to enforce the agreements referenced in this Section (including, where appropriate, by legal action) considering, among other things, the commercial value of such Technology and Patent Rights.

8.1.7                        No Encumbrances.  Except as expressly provided in this Agreement, neither Party shall sell, transfer, assign, mortgage, pledge, lease, grant a security interest in (e.g., as collateral for a loan or other financing) or otherwise encumber any Genzyme Intellectual Property, Osiris Intellectual Property, Joint Patent Rights or Joint Technology necessary or useful for the research, development, manufacture or commercialization of a Product for an Indication without the prior written consent of the other Party; provided, however, that nothing contained in this Section 8.1.7 shall prohibit an assignment permitted by Section 13.3 hereof.

8.2                                 Filing, Prosecution, Maintenance and Enforcement of Patent Rights.

8.2.1                        Osiris Intellectual Property.

(a)                                  Osiris (or its licensors) shall have sole responsibility for and control over the filing, prosecution, maintenance, defense and enforcement of the Osiris Intellectual Property and Osiris shall be responsible for all costs and expenses associated with such filing, prosecution, maintenance, defense and enforcement.

(b)                                 If Osiris fails to file any application, other than a provisional patent application, or intends to abandon (other than in favor of a continuing or related patent application) any Osiris Patent Right in the Genzyme Territory, then Osiris will provide written notice of such intention to Genzyme within sufficient time for Genzyme to undertake or continue the preparation of any filing, prosecution or maintenance of such Osiris Patent Right and Genzyme will thereafter have the right, but not the obligation, at its sole expense, to prepare, file, prosecute and maintain such Osiris Patent Right in Osiris’ name, and Osiris shall provide reasonable assistance to Genzyme with respect to such Osiris Patent Rights, at the sole expense of Genzyme.  Upon Osiris’ election not to prepare, file, prosecute or maintain or to abandon any Osiris Patent Rights in any country in the Genzyme Territory previously requested by Genzyme, such Osiris Patent Rights in such country shall not be considered in determining the applicable royalty rate for Net Sales of Product in such country pursuant to Section 6.6.

(c)                                  If Osiris fails to use commercially reasonable efforts to initiate a suit or take other appropriate action with respect to a suspected infringement of the Osiris Patent Rights or Joint Patent Rights in the Genzyme Territory within ninety (90) days after becoming aware of the basis for such suit or action, then Genzyme may, in its discretion, provide Osiris with written notice of Genzyme’s intent to initiate a suit or take other appropriate action.  If Genzyme provides such notice and Osiris fails to use commercially reasonable efforts to initiate a suit or take such other appropriate action within thirty (30) days after receipt of such notice from Genzyme, then Genzyme shall have the right to initiate a suit or take other appropriate action that it believes is reasonably required to protect the Osiris Patent Rights covering a Product in the Field in the Genzyme Territory, and Osiris hereby consents to be joined as a named party in such suit or action, if required by law.  The Party actually initiating suit or taking other appropriate action under this Section 8.2.1 shall be referred to as the “Enforcing Party.” In the event that Genzyme does not have standing as an Enforcing Party to initiate a suit or take other appropriate action with respect to suspected infringement of an Osiris Patent Right or Joint Patent Rights, then Osiris agrees to cooperate by initiating suit pursuant to decisions made by the Steering Committee.  Any recovery obtained by any Enforcing Party as a result of any proceeding described in this Section 8.2.1, by settlement or otherwise, shall be applied in the following order of priority: (i) first, to reimburse each Party for all litigation costs in connection with such proceeding paid by that Party and not otherwise recovered (on a pro rata basis based on each Party’s respective litigation costs, to the extent the recovery was less than all such litigation costs); and (ii) second, (A) as to recoveries based on lost profits, Osiris will receive an amount commensurate with the royalty it would have received if Genzyme had earned such profits through the sale of Products in the Genzyme Territory and Genzyme shall retain the balance; and (B) as to recoveries based on other than lost profits, the recovery shall be split 50:50 between the Parties.

During the preparation and pendency of any proceedings pursuant to this Section 8.2.1 the Enforcing Party will: (i) keep the other Party reasonably informed as to the status of such proceeding, including providing copies of all documents filed in, and written communications, depositions and hearing transcripts relating to, such proceeding to the extent the interests of Osiris and Genzyme are not adverse; and (ii) consult with the other Party regarding the strategy for, and status of, such proceeding, including providing the other Party with an opportunity to make suggestions and comments regarding such proceeding, which the Enforcing Party shall consider in good faith.  Each of the foregoing obligations will be subject to each Party’s desire or need to preserve any attorney-client privilege, or work-product privilege, which will take precedence.

8.2.2                        Genzyme Intellectual Property.  Genzyme (or its licensors) shall have sole responsibility for and control over the filing, prosecution, maintenance, defense and enforcement of the Genzyme Intellectual Property and Genzyme shall be responsible for all costs and expenses associated with such filing, prosecution, maintenance, defense and enforcement.

8.2.3                        Joint Patent Rights.  Subject to Section 8.1.4, Genzyme shall have primary responsibility for the preparation, filing, prosecution and maintenance of any Joint Patent Rights in the Genzyme Territory.  Osiris shall have primary responsibility for the preparation, filing prosecution and maintenance of any Joint Patent Rights in the Osiris Territory.  The Parties shall share equally the reasonable patent costs associated with the preparation, filing, prosecution and maintenance of the Joint Patent Rights.  The Party responsible for preparation, filing, prosecution and maintenance of any Joint Patent Rights agrees to furnish the other Party with copies of all documents relevant to such filing, prosecution and maintenance with respect to such Joint Patent Rights in sufficient time to allow for review by such other Party, to incorporate in good faith the comments of the other Party prior to taking any action to implement such decisions and to otherwise keep the other Party reasonably informed of the status of the preparation, filing, prosecution and maintenance of such Joint Patent Rights in the Genzyme Territory or Osiris Territory, as applicable.  Notwithstanding the foregoing, in the event that the Party responsible for such preparation, filing, prosecution and maintenance elects to abandon or not to prosecute or maintain any Joint Patent Right in any country (other than in favor of a continuing patent application and except in the event the Parties mutually decide to abandon or not to maintain or enforce such Joint Patent Right), the other Party may elect to assume responsibility for preparation, filing, prosecuting and maintaining such Joint Patent Right in such country, at its sole discretion and expense, in which case, all rights in such Joint Patent Right in such country shall be promptly assigned to that Party.  Either Party may choose at any time not to continue to pay patent costs with respect to any Joint Patent Right, and shall thereafter assign all of its rights in such Joint Patent Right to the other Party and the other Party shall pay all future patent costs for rights it pursues in its sole discretion.  In the event that a Party elects, at any time, not to participate in the filing and prosecution of any Joint Patent Right, such Party shall provide reasonable assistance to the other Party, and shall be reimbursed by the other Party for its reasonable cost of providing said assistance.

8.2.4                        Enforcement of Joint Patent Rights.  Osiris and Genzyme shall each promptly notify the other in writing of any alleged or threatened infringement of the Joint Patent Rights of which they become aware.  Osiris and Genzyme shall then confer and may agree jointly to prosecute any such infringement, with the Enforcing Party being the Party in whose Territory the enforcement action is brought.  In the event an Enforcing Party brings an infringement action, the other Party shall cooperate reasonably at the Enforcing Party’s expense, including providing good faith testimony.  The other Party shall have the right, at its own expense, to retain its own counsel to monitor such litigation and the costs associated with such monitoring shall not be considered Development Costs.  Neither Party shall have the right to settle any patent infringement litigation under Section 8.2 in a manner that diminishes the rights or interests of the other Party without the express written consent of such other Party.  Except as otherwise agreed to by the Parties as part of a cost sharing arrangement, any recovery realized as a result of such litigation (whether by way of settlement or otherwise) shall be shared by the Parties pursuant to 8.2.1(c) herein, once legal fees actually incurred by the Enforcing Party have been paid.  Neither Party may enforce the Joint Patent Rights in the other Party’s Territory without the prior written consent of the Party in whose Territory the enforcement action is to be taken.

8.2.5                        Patent Term Extension or Restoration.  The Parties shall jointly determine whether to seek patent term extension or restoration (or its equivalent) with respect to any Joint Patent Right and any expenses associated therewith shall be shared equally.  In the event that a Party elects not to seek patent term extension or restoration (or its equivalent) with respect to any Joint Patent Right or any of its Patent Rights, upon prior written consent of the non-electing Party, the other Party shall have the right, but not the obligation, to seek patent term extension or restoration (or its equivalent) for such Patent Right at its own expense.  In the event that either

Party elects to seek patent term extension or restoration (or its equivalent) for any Patent Right as provided in this Section, the Parties shall reasonably cooperate with each other in obtaining such patent term extension or restoration (or its equivalent) which cooperation shall include, without limitation, providing information, executing those documents that may be necessary for the Party to seek and obtain such patent term extension or restoration (or its equivalent), and seeking patent term extension or restoration of a Patent Right if requested.

8.2.6                        Infringement Claims.  If the manufacture, use, offer for sale, sale, import or export of a Product for an Indication results in any claim, suit or proceeding lodged by a Third Party alleging intellectual property infringement against a Party (or their respective Affiliates, subcontractors, consultants, licensees or Third Party sub-licensees), such Party shall promptly notify the other Party hereto in writing.  The Party against whom suit is brought shall be the controlling Party, provided that (a) if both Parties are sued, the Party in whose Territory the action is brought shall be the controlling Party; and (b) in no event shall the controlling Party enter into any settlement or make any admission which admits or concedes that any Patent Rights of the other Party are invalid or unenforceable, or adversely affects their scope without the prior written consent of the other Party.  The controlling Party shall keep the other Party reasonably informed of all material developments in connection with any such claim, suit or proceeding and the other Party shall cooperate fully.

8.2.7                        Marking.  Genzyme agrees to, and to cause Affiliates and sub-licensees to, mark in a conspicuous location the containers and packaging of all Products with the word “Patents” and the patent number of all applicable patents required by law or regulation of any jurisdiction in the territory in which that Product will be marketed.

ARTICLE 9:  CONFIDENTIALITY

9.1                                 Nondisclosure Obligations.  Except as otherwise provided in this Article 9, during the Term of this Agreement and for a period of five (5) years thereafter, each Party (“Receiving Party”) shall maintain Confidential Information of the other Party (the “Disclosing Party”) in confidence and shall not disclose such Confidential Information to any Third Party or use such Confidential Information except as specifically authorized in this Article 9 or as specifically agreed in writing by the Disclosing Party; provided, however, with respect to any Confidential Information that is designated in writing as a trade secret (as determined under Delaware law), such restrictions on disclosure and/or use shall survive the termination or expiration of this Agreement for as long as such Confidential Information remains a trade secret but, subject to the exceptions set forth in this Article 9, in no event shall such restrictions on disclosure and/or use cease prior to the expiration of five (5) years following the termination or expiration of the Term of this Agreement; further provided, that the comparative use of Confidential Information of the Disclosing Party in the course of internal technology evaluations and/or data shall not be considered a violation of this Article so long as the obligations of nondisclosure to a Third Party are maintained.  The term “Confidential Information” shall mean (i) with respect to a Party, any written, electronic, visual, verbal or other form of technical or business information and data received by the Receiving Party including without limitation, with respect to Genzyme, the Joint Program Data and with respect to Osiris, the Joint Program Data, and (ii) the terms and conditions of this Agreement (including information contained in any Exhibit or Schedule hereto).

The Receiving Party or its Third Party licensees may disclose the Confidential Information of the Disclosing Party to its subcontractors, Affiliates, Third Party licensees, sublicensees, consultants, legal counsel, outside contractors and clinical investigators, on a need-to-know basis to the extent it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement on condition that such entities or persons agree in writing, prior to the disclosure, to keep the Confidential Information confidential for the same time periods and to the same extent as the Receiving Party is required to keep the Confidential Information confidential.

The confidentiality provisions set forth herein shall be applied in conjunction with the confidentiality provisions of that certain Collaboration Agreement by and between the Parties dated July 25, 2007, and shall supersede and replace any other previous confidentiality and non-disclosure agreements between the Parties with respect to the subject matter hereof and shall be deemed to cover all information disclosed or obtained by a Party under any other previous confidentiality or non-disclosure agreements, including without limitation the Confidential Disclosure Agreement between the Parties dated August 6, 2008.  As to the treatment of trade secrets and disclosures to government or other regulatory agencies, Section 9.1 herein shall control and the Parties agree to amend the July 25, 2007 Collaboration Agreement to make it consistent herewith.

Upon the termination of this Agreement, the Receiving Party shall, at the request of the Disclosing Party, return or destroy the Confidential Information of the Disclosing Party, retaining only one copy thereof for purposes of compliance with this Agreement.  An officer of the Receiving Party shall certify its compliance with this provision in writing upon the request of the Disclosing Party.

9.2                                 Exceptions.  The obligation not to disclose or use Confidential Information shall not apply to any part of such Confidential Information that can be shown by written evidence: (a) is or becomes patented, published or otherwise part of the public domain other than by acts of the Receiving Party or its Affiliates or Third Party licensees or sub-licensees in contravention of this Agreement; (b) is disclosed to the Receiving Party or its Affiliates or Third Party licensees or sublicensees by a Third Party, provided such Confidential Information was not obtained by such Third Party directly or indirectly from the Disclosing Party under this Agreement under an obligation to keep such Confidential Information confidential; (c) prior to disclosure under this Agreement, was already in the possession of the Receiving Party or its Affiliates or Third Party licensees or sublicensees; or (d) is independently developed by the Receiving Party or its Affiliates without breach of any of the provisions of this Agreement as demonstrated by applicable detailed and complete documentation.  Neither Party shall disclose to the other Party any Confidential Information of a Third Party that the disclosing Party is prohibited from disclosing by a contract with such Third Party.

9.3                                 Disclosures Required by Law.  In addition, the Receiving Party may make disclosures of Confidential Information of the other Party to the extent required to comply with applicable laws and regulations or a court or administrative order, provided that the Party who is required to make such disclosure (a) provides the other Party with prior written notice (unless prohibited by law) and (b) takes all reasonable and lawful actions to obtain confidential treatment for such disclosure and, if possible, to minimize the extent of such disclosure.

9.4                                 Disclosure of Agreement; Use of Name.  Except as required by an order from a court or governmental body, applicable law or regulation (including, without limitation, any SEC filings or any nationally recognized securities exchange, quotation system or over-the-counter market on which such Party has its securities listed or trade), and except as used in connection with the execution of a Development Plan as approved by the Steering Committee, neither Party shall use the name of the other Party in any publicity or advertising without the prior written approval of the other Party, except that either Party may disclose the existence, but not the terms or conditions (including information contained in any Exhibit or Schedule hereto), of this Agreement.  Notwithstanding the foregoing, in the event that either Party seeks to disclose the terms of this Agreement in an SEC filing, such Party shall provide prompt prior written notice to the other Party and cooperate with the other Party to maintain the confidential treatment of the material terms of this Agreement to the extent reasonably possible.  The Parties agree that the information contained in a press release mutually agreed by the Parties may be used to describe the nature of this transaction, and the Parties may disclose such information, as modified by mutual agreement from time to time, without the other Party’s consent.  In addition to the foregoing, a Party may disclose the terms of this Agreement (but not other Confidential Information of the other Party) (i) in confidence to accountants, banks, investors and other financing sources and their respective advisors, and (ii) in confidence to the other party (and its affiliates, attorneys, accountants, stockholders, investment bankers, advisors or other consultants) in a merger, acquisition, license or proposed merger, acquisition or license, or the like, provided that such disclosure is only to the extent reasonably necessary and limited to those entities obliged to keep the information confidential under terms no less stringent the terms of this Article 9 and individuals who are bound by an obligation of confidentiality to their respective employers and who have a need to know such terms in the course of the performance of their duties.

9.5                                 Publications.  Osiris and Genzyme each acknowledge the other Party’s interest in publishing certain of the results of a Development Plan to obtain recognition within the scientific community and to advance the state of scientific knowledge.  Each Party also recognizes the mutual interest in obtaining valid patent protection.  Consequently, either Party, its employees or consultants wishing to make a publication (including any oral disclosure made without obligation of confidentiality) relating to work performed as part of a Development Plan (the “Publishing Party”) shall transmit to the other Party (the “Reviewing Party”) a copy of the proposed written publication or a written detailed description of the proposed oral disclosure at least sixty (60) days prior to submission or disclosure.  The Reviewing Party shall have the right (a) to propose modifications to the publication for accuracy or to allow for the preparation of a patent application, and (b) to request a delay in publication or presentation in order to protect patentable information or maintain trade secrets.

If the Reviewing Party requests such a delay, the Publishing Party shall delay submission or presentation of the publication for a period not to exceed sixty (60) days from the date of such request to enable patent applications protecting each Party’s rights in such information to be filed and/or to allow the Parties to agree to a modification of the publication so as not to disclose the

Reviewing Party’s Confidential Information.  Upon the expiration of sixty (60) days from the transmission to the Reviewing Party of a proposed written disclosure or an abstract of a proposed oral disclosure, the Publishing Party shall be free to proceed with the written publication or the oral presentation, unless the Reviewing Party has requested the delay described above.

ARTICLE 10:  REPRESENTATIONS AND WARRANTIES

10.1                           Representations of the Parties.  Each Party represents and warrants to the other that (a) it is a validly existing corporation in good standing in its state of incorporation, (b) it has the legal right and power to enter into this Agreement, to extend the rights and licenses granted or to be granted to the other in this Agreement, and to fully perform its obligations hereunder, (c) it has not made and it covenants it will not make any commitments to others in conflict with such rights or this Agreement, (d) it is not aware of any legal obstacles as of the Effective Date which could prevent it from carrying out the provisions of this Agreement, (e) it has obtained all necessary corporate approvals to enter into this Agreement and no other consent, approval, or agreement of any person, party, consultant, court, government or entity is required to be obtained by it in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, (f) this Agreement is a legal and valid obligation binding upon it and is enforceable in accordance with its terms, subject to applicable limitations on such enforcement based on bankruptcy laws and other debtors’ rights, and (g) the execution, delivery and performance of this Agreement will not conflict with its charter documents or any agreements, contracts, or other arrangements to which it is or becomes a party or by which it is or becomes bound, nor violate any law or regulation in effect as of the Effective Date of any court, governmental body or administrative or other agency having authority over it.

10.2                           Additional Representations of Osiris.  Osiris hereby represents and warrants to Genzyme that as of the Effective Date:

(a)                                  (i) the Osiris Patent Rights exist and, to its knowledge, are not invalid or unenforceable, in whole or in part, (ii) Osiris is (a) the sole owner of all right, title and interest in and to; or, (b) with respect to U.S. Patent numbers 5,226,914; 5,197,985; 5,486,359; 5,733,542; 5,811,094; 5,837,539; 6,010,696; 6,087,113; 5,591,625; 5,643,736; 5,736,396; 5,855,619; 5,908,784; 5,942,225; 6,174,333; 6,482,231; 6,835,377, and all foreign counterparts has the right to sublicense the Osiris Patent Rights that are licensed to Genzyme hereunder, and (iii) to Osiris’ knowledge, the development, manufacture, use, offer for sale, sale, or import of Prochymal for the GvHD Indication or any Major Indication (as of the Effective Date) or Chondrogen in the Genzyme Territory does not infringe any valid and enforceable Third Party patents issued as of the Effective Date or any pending claim of a Third Party patent application published as of the Effective Date were such claim to issue in substantially its published form;

(b)                                 except for the oppositions of EP 0592521 and EP 01007631, Osiris has not received notice of any interference or opposition proceeding relating to the Osiris Patent Rights;

(c)                                  the Osiris Intellectual Property licensed to Genzyme hereunder is free and clear of any liens, charges, encumbrances and rights of any Third Party, contingent or otherwise;

(d)                                 all Osiris Intellectual Property licensed to Genzyme hereunder that is subject to the rights of the U.S. Government under 35 U.S.C § 202 et seq and the regulations pertaining thereto is listed on Exhibit H;

(e)                                  there are no claims, judgments or settlements against or owed by Osiris or any of its Affiliates or, to its knowledge, pending or threatened claims or litigation against Osiris or any of its Affiliates, in either case relating to the Osiris Intellectual Property licensed to Genzyme hereunder;

(f)                                    there are no agreements between Osiris and any Affiliate or Third Party with respect to the Osiris Intellectual Property licensed to Genzyme hereunder that would prevent Osiris from granting to Genzyme the licenses in Section 7.1;

(g)                                 there are no agreements between Osiris and any Affiliate or Third Party that obligate or under which Osiris is liable for the payment of any royalties, fees or other payments with respect to any of the Osiris Intellectual Property licensed to Genzyme hereunder;

(h)                                 other than the Osiris Patent Rights, Osiris and its Affiliates do not own or have any license or other right to any Patent Rights that are necessary for Genzyme, its Affiliates or sublicensees to exercise the rights granted to Genzyme hereunder to develop, make, have made, use, offer to sell, sell and import Prochymal for the Major Indications and Chondrogen in the Genzyme Territory;

(i)                                     to its knowledge, Osiris has made available to Genzyme all data, results or other information derived from or regarding any preclinical or clinical study which would be reasonably expected to be relevant to an evaluation of any safety risks associated with Prochymal and Chondrogen; and

(j)                                     “Prochymal” and “Chondrogen” (Collectively, the “Trademarks”) are validly existing, trademarks allowed by the U.S. Patent & Trademark Office under the Intent to Use provisions solely owned by Osiris and Osiris has the right to grant to Genzyme the right to use, such trademarks.  Osiris shall have the right to exercise quality control over Genzyme’s use of the Trademarks and Licensed Products to a degree reasonably necessary to maintain the validity of and to protect the goodwill associated with the Trademarks.  In order to verify compliance with this Section, Osiris may from time to time require Genzyme to submit samples of use of the Trademarks including Product, Product packaging and marketing and promotional materials bearing the Trademarks.

ARTICLE 11:  INDEMNITY AND INSURANCE

11.1                           Indemnification by Genzyme.  Genzyme will indemnify, defend and hold harmless Osiris and its Affiliates and their respective directors, officers, employees, consultants and agents (the “Osiris Indemnitees”) from and against any and all claims, damages, liabilities, losses, costs (including reasonable attorneys’ fees and expenses) and expenses (collectively, “Losses”) arising from: (a) any Third Party claim arising from a breach by Genzyme of any representation or warranty expressly made by Genzyme under this Agreement; or (b) any Third Party claim arising or commenced on or after the Effective Date that the practice of the Genzyme

Intellectual Property licensed to Osiris hereunder infringes any intellectual property rights or other proprietary rights of a Third Party or (c) any Third Party claim of death, bodily injury or property damage arising from (i) the development, manufacture, use, distribution or sale of a Product for an Indication by Genzyme, its Affiliates, sublicensees, employees, consultants or agents or (ii) the negligence or willful misconduct of Genzyme or its Affiliates, sublicensees, employees or agents; provided, however, that such indemnification shall not apply to any Losses to the extent such Losses arise from a breach by Osiris of any representation or warranty expressly made by Osiris under this Agreement or the negligence or willful misconduct of any Osiris Indemnitee.

11.2                           Indemnification by Osiris.  Osiris will indemnify, defend and hold harmless Genzyme and its Affiliates and their respective directors, officers, employees and agents (the “Genzyme Indemnitees”) from and against all Losses arising from: (a) any Third Party claim arising from a breach by Osiris of any representation or warranty expressly made by Osiris under this Agreement; (b) any Third Party claim arising or commenced on or after the Effective Date that the practice of the Osiris Intellectual Property licensed to Genzyme hereunder infringes any intellectual property rights or other proprietary rights of a Third Party; (c) any Third Party claim of death, bodily injury or property damage arising from (i) the development, manufacture, use, distribution or sale of a Product for an Indication by Osiris, its Affiliates, licensees (other than Genzyme, its Affiliates, sublicensees, employees, consultants or agents), employees or agents, or (ii) the negligence or willful misconduct of Osiris or its Affiliates, sublicensees, employees, consultants or agents, or (d) any Third Party claim based on, relating to, or in connection with Genzyme’s obligations or responsibilities under this Agreement in its capacity as Osiris’s legal representative within the meaning of Directive 2001/20/EC; provided however, that such indemnification shall not apply to any Losses to the extent such Losses arise from a breach by Genzyme of any representation or warranty expressly made by Genzyme under this Agreement or the negligence or willful misconduct of any Genzyme Indemnitee

11.3                           Indemnification Procedure.  As a condition precedent to a Party’s (the “Indemnifying Party”) obligations to indemnify, defend and hold harmless any Osiris Indemnitee or Genzyme Indemnitee (collectively, an “Indemnified Party”) pursuant to Section 11.1 or 11.2 above, the Indemnified Party shall immediately notify in writing, and provide a copy to, the Indemnifying Party of any complaint, summons or other written or verbal notice that the Indemnified Party receives of any claim that may be subject to such obligations.  An Indemnified Party’s failure to deliver written notice, only to the extent prejudicial to the Indemnifying Party’s ability to defend such claim, shall relieve the Indemnifying Party of liability to the Indemnified Party under Section 11.1 or 11.2 hereof, as applicable.  The Indemnified Party shall allow the Indemnifying Party the control of the defense and settlement thereof, and assist in such defense and settlement as the Indemnifying Party may reasonably request in connection with the defense and settlement of the claim (at the Indemnifying Party’s sole cost and expense), and the Indemnified Party shall assume the defense thereof with counsel mutually satisfactory to the Parties; provided, that the Indemnified Party shall have the right to participate in any such proceeding with counsel of its choosing at its own expense.  No Indemnified Party may settle a claim or action covered by this Article 11 without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned).  Any payment made by an Indemnified Party in violation of this Section 11.3 to settle any such claim or action shall be at its own cost and expense.

11.4                           Limitation of Liability.  EXCEPT FOR (A) THE OBLIGATIONS SET FORTH IN THIS ARTICLE 11, (B) VIOLATIONS OF ARTICLE 9 (CONFIDENTIALITY), OR (C) AS A RESULT OF FRAUD OR WILLFUL MISCONDUCT, AND UNLESS OTHERWISE EXPRESSLY STATED IN THIS AGREEMENT, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR LOST REVENUE, LOST PROFITS, OR LOST SAVINGS OR ANY CONSEQUENTIAL, INCIDENTAL, SPECIAL EXEMPLARY, PUNITIVE OR INDIRECT DAMAGES TO THE OTHER PARTY, HOWEVER CAUSED, IN CONNECTION WITH THIS AGREEMENT, EVEN IF THE PARTY HAS NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.

11.5                           Insurance.

11.5.1                  Comprehensive General Liability.  Each Party shall maintain at such Party’s sole expense, comprehensive general liability insurance coverage in amounts reasonably determined by the Parties from time to time but at least appropriate to the risk involved in developing, producing, manufacturing, storing, transporting, selling or marketing a Product for an Indication, provided, however, that unless agreed to by the Parties, in no event shall a Party maintain less than **** of such liability insurance (per occurrence), which can include a combination of general liability insurance and umbrella policy.  Such insurance shall be in effect as of the Effective Date; provided that Genzyme reserves the right to satisfy its obligations under this Section 11.5.1 through self-insurance.

11.5.2                  Product Liability.  Osiris and Genzyme shall each establish and maintain as of First Commercial Sale of Product in each Party’s respective Territory, product liability insurance (including clinical trial liability) or other appropriate insurance in the minimum amount of **** per claim; provided that Genzyme reserves the right to satisfy its obligations under this Section 11.5.2 through self-insurance.

ARTICLE 12:  TERM AND TERMINATION

12.1                           Term of Agreement.  The term of this Agreement will commence on the Effective Date and, unless terminated earlier pursuant to the terms of this Article 12, this Agreement shall remain in force until the last to occur of: (a) the completion of all activities under the last Development Plan and (b) expiration of the last to expire payment obligation with respect to the last Product on a country-by-country basis under this Agreement (the “Term”).  Upon the expiration of the Term of this Agreement and in the absence of any early Termination due to Genzyme’s non-performance pursuant to Section 12.2.1 or at Genzyme’s election pursuant to Section 12.2.2, Genzyme shall have a fully-paid-up, royalty free and fully transferable license to all Osiris Technology granted hereunder.

12.2                           Termination.  This Agreement may be terminated by either Party under the following circumstances:

****                    Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission.

12.2.1                  Termination for Non-Performance.  If one Party materially breaches this Agreement, such failure is not corrected in sixty (60) days, **** the other Party may terminate the Agreement by providing written notice of such termination due to non-performance; provided that if the alleged material breach is the subject of a dispute resolution initiated in good faith by the breaching Party prior to the expiration of the sixty (60) day period, such cure period shall be sixty (60) days from the date the dispute is resolved pursuant to Section 13.8; and provided further that in the event the non-performance is not susceptible to cure in such sixty (60) day period and the non-performing Party has used diligent efforts to cure such non-performance, the cure period will be automatically extended to one hundred and twenty (120) days (other than a payment breach, which may not be so extended).  If one Party materially breaches this Agreement and such failure is not cured within the timeframes set forth above ****, then the non-breaching Party shall not have the right to terminate this Agreement for the other Party’s non-performance, but shall have the right to seek all remedies available to it at law and in equity, including injunctive relief, specific performance and recovery of monetary damages.

12.2.2                  Termination At Genzyme’s Election.  At any time after July 1, 2009, Genzyme may terminate this Agreement at any time without cause by giving Osiris ninety (90) days prior written notice of Genzyme’s election to terminate.

12.2.3                  Termination Upon Insolvency.  Either Party may terminate this Agreement immediately by providing written notice, if the other Party: (a) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its assets, (b) makes a general assignment for the benefit of its creditors, (c) is dissolved or liquidated in full or in substantial part, (d) commences a voluntary case under Chapter 7 (or “Chapter 7 Case”) of the Bankruptcy Code or consents to any such relief or to the appointment of or taking possession of its property by any official in such an involuntary case or such other proceeding commenced against it, (e) takes any corporate action for the purpose of effecting any of the foregoing, (f) a case under Chapter 11 of the Bankruptcy Code in respect of such Party is converted to a Chapter 7 case, or (g) becomes the subject of an involuntary Chapter 7 case or other proceeding seeking liquidation with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect that is not dismissed within sixty (60) Business Days of commencement.

12.2.4                  Termination by Mutual Agreement.  The Parties may mutually agree, in writing, to terminate this Agreement at any time and for any reason.

12.3                           Effect of Termination by Osiris for Material Breach by Genzyme or at Genzyme’s Election.  In the event that (i) Osiris terminates this Agreement for uncured material breach by Genzyme under Section 12.2.1 (for which Osiris shall retain all legal remedies) ****, or (ii) Genzyme terminates this Agreement pursuant to Section 12.2.2, then the following consequences shall apply:

****                    Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission.

(a)                                  the license under Osiris Intellectual Property granted to Genzyme under Section 7.1 shall terminate, except as necessary to exercise its surviving rights and fulfill its surviving obligations under Section 12.7.2;

(b)                                 the covenant not to sue granted to Osiris under Section 7.2 shall terminate and Genzyme agrees to grant and hereby grants Osiris an exclusive right and license, with the right to sublicense, under Genzyme Intellectual Property to develop, make, have made, use, offer for sale, sell and import Products for Indications which are being developed or commercialized as of the effective date of termination.  In the event the effective date of termination under this Section 12.3 occurs prior to the date of receipt of the first Marketing Approval for a Product, then the license to Osiris hereunder shall be royalty-free (except with respect to royalty and other financial obligations of Genzyme to any Third Party, which obligations shall be responsibility of Osiris).  In the event the effective date of termination under this Section 12.3 occurs on or after the date of receipt of the first Marketing Approval for a Product, then the license to Osiris hereunder shall be royalty-bearing at a rate of ****

(c)                                  Genzyme shall assign (or exclusively license if an assignment is prohibited) to Osiris as soon as practicable any applicable Regulatory Approval, applications for Regulatory Approvals and other filing filed in Genzyme’s name with a Regulatory Agency as of the effective date of termination; and

(d)                                 Genzyme’s payment obligations that had accrued prior to the effective date of termination shall survive.

12.4                           Effect of Material Breach by Osiris.  In the event of material breach of this Agreement by Osiris which is not cured as provided in Section 12.2.1 above, ****, then Genzyme may elect to either:

(a)                                  terminate this Agreement, in which case ****

(b)                                 allow this Agreement to remain in effect, in which case ****

12.5                           Effects of Bankruptcy.  All licenses granted under this Agreement are deemed to be, for purposes of Section 365(n) of the Bankruptcy Code of the United States and any similar provision of the Bankruptcy Code of Canada, licenses of right to “intellectual property” as defined in the Bankruptcy Code.  The Parties agree that the Party not filing for protection under the Bankruptcy Code (the “Non-Bankrupt Party”) may fully exercise all of its rights and elections as a licensee under the Bankruptcy Code, including the right to enforce any exclusivity provision of this Agreement.  The Parties further agree that, in the event the Non-Bankrupt Party elects to retain its rights as a licensee under the Bankruptcy Code, that Party shall be entitled to complete access to any Patent Right or Technology licensed to it hereunder and all embodiments thereof.  Such embodiments of the Patent Rights or Technology shall be delivered to the Non-Bankrupt Party as soon as practicable following the Non-Bankrupt Party’s election to retain its rights.

****                    Portions of this page have been omitted pursuant to a request for Confidential Treatment filed separately with the Commission.

12.6                           Effects of Termination upon Mutual Agreement.  If the Agreement is terminated as a result of the mutual agreement of the Parties, the Parties shall agree upon the effects of such termination.

12.7                           Effects of Termination Generally.  Subject to Section 13.8 below, upon termination of this Agreement, the Parties shall have all remedies provided to them under applicable law.

12.7.1                  Survival.  The following provisions of this Agreement will survive any expiration or termination of the Agreement: Articles 9, 11, 12, and 13, and the following Sections: 3.8, 3.9, 6.1(a, b), 6.8, 6.11, 7.5, 7.6, 8.1.4, and 8.2.4 and other Sections, Exhibits or definitions referenced therein.  Subject to this Section 12.7, with respect to any termination, the rights and obligations (with the exception of any obligations to perform under a Development Plan) of a Party that accrued prior to the Termination Date (including accrued payments including payments due hereunder) shall survive such termination.

12.7.2                  Inventory.  Upon termination of the license granted to Genzyme pursuant to Section 7.1, Genzyme and its Affiliates shall be permitted to sell any and all of its existing inventory of Product; provided that such sales occur within six (6) months after such termination; and provided further that Genzyme remains obligated to pay royalties on, and report to Osiris on, any Net Sales of any Product under this Section.  Alternatively, Osiris may, at its sole written election on delivered on or before the effective of termination, purchase Genzyme’s Product inventory at Genzyme’s cost (as determined in accordance with GAAP), in which event Genzyme shall no longer have the right to use or sell Product and shall have no reporting or payment obligations to Osiris with regards to such inventory.

ARTICLE 13:  MISCELLANEOUS

13.1                           Interpretation.  If an ambiguity or a question of intent or interpretation arises with respect to this Agreement, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.  The following order of precedence shall be followed in resolving any inconsistencies between the terms of this Agreement and the terms of the Development Plan: (a) first, the terms of this Agreement; (b) second, the terms of the Development Plan.

13.2                           Force Majeure.  Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any provision of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including without limitation to earthquakes, fire, floods, embargoes, war, acts of war (whether war is declared or not), pandemics, insurrections, riots, terrorism, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other Party; provided, however, that the Party so affected shall use reasonable commercial efforts to avoid or remove such causes of nonperformance, and shall continue to perform hereunder with reasonable dispatch whenever such causes are removed.  Either Party shall provide the other Party with prompt written notice of any delay or failure to perform that occurs by reason of force majeure.  The Parties shall mutually seek a resolution of the delay or the failure to perform as noted above.

13.3                           Successors-in-Interest.

13.3.1                  Assignment or Transfer.  This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, subject to Section 7.8, each of the Parties may, without such consent, assign this Agreement and its rights and obligations hereunder to its Affiliates or in connection with the transfer or sale of all or substantially all of its business to which this Agreement relates; provided, further that the assigning Party shall deliver written notice of any such permitted assignment to the other Party, the assignee shall agree to be bound to the obligations of the assigning Party and the assigning Party shall remain liable for the performance of all obligations under this Agreement as if the assignment did not occur, except in the case of a consolidation or merger where the assigning Party is not the surviving entity, in which case the assignee shall be solely liable.  Except as provided in Section 13.3.2 below, the rights and obligations of the Party experiencing a Change of Control or sale of business as described above shall be unaffected and any permitted assignee shall assume all of the obligations of its assignor under this Agreement in writing; provided, however, that in the event the assignee fails to meet its performance obligations under this Agreement the assignee shall be subject to the terms and conditions for breach and termination under this Agreement.

13.3.2                  Genzyme Change of Control.  In the event Genzyme experiences a Change of Control, Genzyme’s successor shall assume all of the rights and obligations of Genzyme as provided for in Section 13.3.1 above, including but not limited to: (a) Genzyme’s performance obligations under any Development Plan during a Development Term, and (b) Genzyme’s obligations with regards to any Phase IV Clinical Study of a Product for an Indication in the Genzyme Territory.  In addition, in the event of a Change of Control of Genzyme prior to First Commercial Sale of Prochymal for the GvHD Indication in the Genzyme Territory, Genzyme’s successor shall use its commercially reasonable and diligent efforts to achieve the First Commercial Sale of Prochymal for the GvHD Indication in the Genzyme Territory within two (2) years of the First Commercial Sale of Prochymal for the GvHD Indication in the Osiris Territory, subject to receipt of appropriate Regulatory Approvals.

13.3.3                  Assumption under Bankruptcy Code.  In the event of commencement of a case under Title 11 of the United States Code by either Party, the other Party consents to assumption of this Agreement upon satisfaction of the conditions for assumption under Title 11, Sec. 365(b).

13.4                           Severability.  Should one or more provisions of this Agreement be or become invalid, the Parties hereto shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect are sufficiently similar to the invalid provisions that it can be reasonably assumed that the Parties would have entered into this Agreement with such valid provisions.  In case such valid provisions cannot be agreed upon, the invalidity of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid provisions are of such essential importance to this

Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without the invalid provisions.

13.5                           Notices.  Any consent, notice or report required or permitted to be given or made under this Agreement by one of the Parties hereto to the other shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery or courier) or courier, postage prepaid (where applicable), addressed to such other Party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and shall be effective upon receipt by the addressee.

If to Osiris:	Osiris Therapeutics, Inc.
7015 Albert Einstein Drive
Columbia, Maryland 21046
Attn: Chief Financial Officer
Fax: (410) 563-0794

with a copy to:	McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
Attn: Michael Cochran, Esq.
Fax: (404) 527-4198

If to Genzyme:	Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
Attention: Senior Vice President, Corporate Development
Fax: (617) 768-9823

with a copy to:	Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
Attention: General Counsel
Fax: (617) 252-7553

13.6                           Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any choice of law principle that would dictate the application of the laws of another jurisdiction.

13.7                           Compliance with Applicable Laws.  The Parties shall use commercially reasonable efforts to comply with all provisions of any applicable laws, regulations, rules and orders relating to the testing, production, transportation, export, packaging, labeling, sale, reimbursement or use of Product under this Agreement.  The Parties shall use commercially reasonable efforts to obtain written assurances regarding export and re-export of technical data as may be required by the Office of Export Administration Regulations.

13.8                           Dispute Resolution.  Any disputes, other than disputes regarding the construction, validity or enforcement of patents, arising between the Parties in connection with, relating to or arising out of (a) any matter that is subject to the Steering Committee’s decision-making authority (including where a final determination by Osiris with respect to such matter would have the effect described in Section 2.2.2), or (b) any matter relating to or arising out of this Agreement that is outside the Steering Committee’s decision-making authority, shall be submitted to dispute resolution and shall be resolved as follows:

13.8.1                  Notice of Dispute.  Either Party may provide a written notice to the other Party that one of the matters referenced in Section 13.8(a) or (b) above has occurred and requiring that the matter be submitted to dispute resolution pursuant to this Section 13.8 (a “Dispute Notice”).  The Parties agree that they will endeavor in good faith to settle any dispute, controversy or claim arising out of or relating to this Agreement through direct discussions before resorting to any action under Sections 13.8.2 or 13.8.3 (as applicable).  If the dispute cannot be resolved through direct discussions between the Parties within thirty (30) days after the Dispute Notice has been provided, then the dispute shall be referred to each Party’s Chief Executive Officer, who shall negotiate in good faith to attempt to resolve the dispute.  If the dispute cannot be resolved within ten (10) days of being referred to the Chief Executive Officers, the dispute shall be referred for resolution by binding arbitration pursuant to Section 13.8.3 for all disputes referred to dispute resolution pursuant to Section 2.2.2, or to binding arbitration pursuant to Section 13.8.2 for all other disputes.

13.8.2                  Arbitration.  Except as set forth in Section 13.8.4, if the Parties are not able to settle any dispute, controversy or claim with respect to a matter referenced in Section 13.8.1 above within forty (40) days of receipt of a Dispute Notice, the matter shall be settled by arbitration before a single arbitrator in accordance with the Commercial Arbitration Rules of the AAA then pertaining (available at www.adr.org), except where those rules conflict with this provision, in which case this provision controls.  Any court with jurisdiction shall enforce this Section and enter judgment on any award.  The arbitrator shall be an attorney who has at least 15 years of experience with a law firm or corporate law department of over 25 lawyers or who was a judge of a court of general jurisdiction and is independent of the Parties.  Additionally, if the issues in dispute involve scientific or technical matters, any arbitrator chosen hereunder shall have not less than five (5) years of educational training and/or experience sufficient to demonstrate a reasonable level of relevant scientific and/or technical knowledge related to scientific issues or technical matters that are the subject of the dispute.  The arbitrator shall be selected within ten (10) days of commencement of the arbitration from the AAA’s National Roster of Arbitrators pursuant to agreement or through selection procedures administered by the AAA.  The arbitration shall be held in the State of Delaware and in rendering the award the arbitrator must apply the substantive law of Delaware (except where that law conflicts with this clause), except that the interpretation and enforcement of this arbitration provision shall be governed by the Federal Arbitration Act.  Within forty-five (45) days of initiation of arbitration, the Parties shall reach agreement upon and thereafter follow procedures assuring that the arbitration will be concluded and the final award rendered within no more than eight months from selection of the arbitrator.  Failing such agreement, the AAA will design and the Parties will follow procedures that meet such a time schedule.  A final arbitration decision shall be rendered in writing and shall be binding on both Parties and not appealable to any court in any jurisdiction.  The arbitrator shall render a final decision within eight (8) months of the selection of the arbitrator as provided above.  Each Party has the right before or, if the arbitrator cannot hear the matter within an acceptable period, during the arbitration to seek and obtain from the appropriate court provisional remedies such as attachment, preliminary injunction, replevin, etc., to avoid irreparable harm, maintain the status quo or preserve the subject matter of the arbitration.  The arbitrator shall not be prohibited from, in his discretion, awarding the prevailing party with attorneys’ costs and expenses incurred in connection with the underlying cause for arbitration and the resulting arbitration procedure.  EXCEPT AS PROVIDED IN SECTION 11.3, THE ARBITRATOR SHALL NOT AWARD ANY PARTY PUNITIVE, EXEMPLARY, MULTIPLIED OR CONSEQUENTIAL DAMAGES, AND EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO SEEK SUCH DAMAGES.  NO PARTY MAY SEEK OR OBTAIN PREJUDGMENT INTEREST.

13.8.3                Baseball Arbitration.  A baseball style arbitration (“Baseball Arbitration”) may only be initiated with respect to Dispute Notice with respect to a dispute arising under Section 2.2.2.

(a)                                  The Baseball Arbitration shall be held in a location mutually agreeable to the Parties, or if no such location can be agreed, in New York City, according to the then-current commercial arbitration rules of the American Arbitration Association (“AAA”), except to the extent such rules are inconsistent with this Section 13.8.3;

(b)                                 The Baseball Arbitration will be conducted by one (1) arbitrator who shall be reasonably acceptable to the Parties and who shall be appointed in accordance with AAA rules.  If the Parties are unable to select an arbitrator, then the arbitrator shall be appointed in accordance with AAA rules.  Any arbitrator chosen hereunder shall have educational training and industry experience sufficient to demonstrate a reasonable level of scientific, financial, medical and industry knowledge relevant to the particular dispute;

(c)                                  Within twenty (20) days after the selection of the arbitrator, each Party shall submit to the arbitrator and the other Party a proposed resolution of the dispute that is the subject of the arbitration, together with any relevant evidence in support thereof (the “Proposals”).  Within ten (10) Business Days after the delivery of the last Proposal to the arbitrator, each Party may submit a written rebuttal of the other Party’s Proposal and may also amend and re-submit its original Proposal.  The Parties and the arbitrator shall meet within ten (10) Business Days after the Parties have submitted their Proposals, at which time each Party shall have one (1) hour to argue in support of its Proposal.  The Parties shall not have the right to call any witnesses in support of their arguments, nor compel any production of documents or take any discovery from the other Party in preparation for the meeting.  Within twenty (20) days after such meeting, the arbitrator shall select one of the Proposals so submitted by one of the Parties as the resolution of the dispute, but may not alter the terms of either Proposal and may not resolve the dispute in a manner other than by selection of one of the submitted Proposals.  If a Party fails to submit a Proposal within the initial twenty (20) day time frame set forth in the first sentence of this Section 13.8.3(c), the arbitrator shall select the Proposal of the other Party as the resolution of the Steering Committee Dispute.  Any time period set forth in this Section 13.8.3(c)  may be extended by mutual agreement of the Parties;

(d)                                 No arbitrator shall have the power to award punitive damages under this Agreement regardless of whether any such damages are contained in a Proposal, and such award is expressly prohibited.  The proceedings and decisions of the arbitrator shall be confidential, final and binding on the Parties.  Judgment on the award so rendered may be entered in a court having jurisdiction thereof.

13.8.4                  Injunctive Relief.  Notwithstanding the foregoing provisions of this Section 13.8, either Party will have the right to seek temporary injunctive relief in any court of competent jurisdiction as may be available to such Party under the laws and rules applicable in such jurisdiction.

13.9                           Entire Agreement.  This Agreement, together with the Exhibits hereto, contains the entire understanding of the Parties with respect to the subject matter hereof.  All express or implied agreements and understandings, either oral or written, heretofore made, are expressly superseded hereby.  In the event of any conflict or inconsistency between any provision of any Exhibit hereto and any provision of this Agreement, the provisions of this Agreement shall prevail.  This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by both Parties hereto.  The Parties expressly acknowledge that the Collaboration Agreement between the Parties dated July 25, 2007, shall remain in full force and effect.

13.10                     Independent Contractors.  It is expressly agreed that Osiris and Genzyme shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency.  Neither Osiris nor Genzyme shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior consent of the other Party to do so.

13.11                     Waiver.  The waiver by either Party hereto of any right hereunder or the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

13.12                     Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.13                     Further Assurances.  Each of Osiris and Genzyme agree to duly execute and deliver, or cause to be duly executed and delivered, such further instrument and do and cause to be done such further acts and things, including, without limitation, the filing of such additional assignments, agreements, documents and instruments, that may be necessary in order to carry out the purposes and intent of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Collaboration Agreement as of the date first set forth above.

OSIRIS THERAPEUTICS, INC.		GENZYME CORPORATION

By:	/s/ C. Randal Mills	By:	/s/ Henri A. Termeer

Name:	C. RANDAL MILLS, Ph.D.	Name:	HENRI A. TERMEER

Title:	President & CEO	Title:	CEO